Exhibit 10.3

Execution Version

Date: April 30, 2013

Agreement for the Sale and Purchase of Biomass

FOB Loading Port

between

Drax Power Limited

and

RTK WP Canada, ULC

Version 5

Execution Version

Agreement for the Sale and Purchase of Biomass FOB Loading Port

Date: April 30, 2013

Buyer:	Seller:

Contact details for the purposes of notices:

Drax Power Limited

Drax Power Station

Selby

North Yorkshire

YO8 8PH

(Company number 04883589)

Attn:       Louise Neve

Tel:         44 (0)1757 612954

Fax:         44 (0)1757 612258

Email:     backoffice@draxpower.com

Contact details for the purposes of notices:

RTK WP Canada, ULC

10877 Wilshire Blvd

Suite 600

Los Angeles

CA 90024

United States

(Company number BC0962401)

Attn: Sean Ebnet

Telephone: 310-571-9800

Fax: 310-208-7165

Email: sebnet@rentk.com

copy to: cmorris@rentk.com

In respect of any notices served pursuant to clause 20 (Termination), a copy shall also be sent to:

Attn: The Company Secretary Drax Power Limited Drax Power Station Selby North Yorkshire YO8 8PH Fax: 44 (0)1757 612258	Attn: General Counsel Rentech Inc. 10877 Wilshire Blvd Suite 600 Los Angeles CA 90024 Fax: 310-208-7165

(each a Party and together the Parties)

The Seller agrees to sell and the Buyer agrees to buy the Biomass of the quantity, quality, at the price and on the basis of the terms set out in the Schedules hereto (together, this “Agreement”).

Signed:	/s/ Deborah Keedy	Signed:	/s/ Dan J. Cohrs

Duly authorised representative of Drax Power Limited:		Duly authorised representative of RTK WP Canada, ULC:

Name:	Deborah Keedy	Name:	Dan J. Cohrs

Title:	Head of Biomass Procurement	Title:	Chief Financial Officer and Executive Vice President

Version 5 November 2012

Schedule 1

Commercial Terms

1 Biomass:	Wood pellet biomass as per the Fuel Specification (“Biomass”).

2 Seller Plant(s):

The Seller may supply the Biomass from either of the following plant(s) (each a “Seller Plant”) at the Seller’s discretion:

Wawa, Ontario, Canada (the “Wawa Plant”); and

Atikokan, Ontario, Canada (the “Atikokan Plant”)

The Seller may, subject to (i) provision by the Seller of Quality Data and Sustainability Data Returns for such plant(s); and (ii) approval from the Buyer of such plant(s) (not to be unreasonably withheld or delayed), add further plants to the Seller Plant(s). For the purposes of this section it shall always be reasonable for the Buyer to withhold its approval on the grounds of non-compliance with the Sustainability Requirements or the Fuel Specification.

3 Term:

This Agreement shall have effect from the date of execution of this Agreement (“Agreement Date”) and continue in full force and effect until the expiry of the later of:

(a) ten (10) years from the Delivery Year 1 Start Date (such period being the “Initial Term”); or

(b) any period of extension agreed in accordance with section 4,

unless terminated early in accordance with the Terms and Conditions.

4 Extension:

No later than one (1) year prior to the end of the Initial Term, the Seller shall make a binding offer (an “Offer”) to the Buyer to extend this Agreement beyond the expiry of the Initial Term for one (1) or more twelve (12) month periods (an “Extension”), provided that the Buyer shall not be entitled to extend the Term beyond a total period (including the Initial Term) of fifteen (15) Delivery Years. The Offer shall be for the supply of 400,000 Tonnes of Biomass per annum.

The Buyer shall give binding notice either accepting or declining the Offer within thirty (30) Business Days of receipt of such Offer (the “Offer Period”).

In the event that the Buyer declines such Offer or does not respond within the Offer Period then the Seller shall be free to sell the relevant Biomass to a third party in respect of the period commencing upon the expiry of the Initial Term, provided that the Seller may only sell such Biomass to a third party on terms taken as a whole (as is reasonably determined by the Seller) that are no more favourable to that third party than those offered to the Buyer. The Seller shall act in good faith in making the Offer to the Buyer and offering terms to such third party. The Seller’s obligation to disclose such terms of a third party offer to the Buyer shall only remain until six (6) months prior to the expiration of the Initial Term. For the avoidance of doubt, the Seller may begin negotiations with a third party immediately after rejection of the Offer by the Buyer or the expiration of the Offer Period (as applicable), and the Seller may not sell Biomass to any third party unless the Buyer has already rejected the terms of the sale offered to the third party within the Offer Period.

In the event that the Buyer accepts an Offer from the Seller for an Extension then the terms and conditions of this Agreement shall apply from the acceptance of such Offer (except in relation to the Price, which shall be as agreed in the Offer and acceptance, and unless otherwise agreed in writing by the Parties) and any additional provisions required, including, but not limited to a Delivery Schedule for such Extension, shall be agreed between the Parties.

5 Not used	Not used.

6 Quality Data:

The Seller has provided Quality Data prior to execution of this Agreement.

The Seller has confirmed that the typical species mix expected in the Biomass is [*]% Birch and [*]% Poplar.

If the Seller intends to change the mix of species which would result in the blend being used in pellet production exceeding the parameters below, then the Seller shall be obliged to comply with clause 11.4(a):

Species	% approved to use in pellet mix without a re-test of DSEAR or new pellet sample

Spruce	<=100%

Pine	<=100%

Fir	<=100%

Birch	<=100%

Aspen	<=100%

Maple	<=100%

Other species	<= Max 10% in total of other species included in the mix of the pellet

The Seller shall be obliged at all times to notify the Buyer of any material changes in the process of producing the Biomass in accordance with clause 11.4 (b).

7 Sustainability Data:	The Seller has provided the Sustainability Data Return prior to execution of this Agreement.

8 Seller Plant Development Schedule:

The Seller Plant Development Schedule for the Wawa Plant and associated infrastructure at the Loading Port (and any subsequent updates) shall include the following key milestones (the “Seller Key Milestones”):

(a)    site acquisition for the Wawa Plant by 1 June 2013;

(b)    air permit received for the Wawa Plant by [*];

(c)    completion of site preparation and civil works at the Wawa Plant by [*];

(d)    completion of site preparation and civil works (including piling) at the Loading Port by [*];

(e)    pelletising equipment delivered on site by [*];

(f)     completion of steelwork and major structures at the Wawa Plant by [*];

(g)    completion of construction and commissioning of the Wawa Plant and sign off and hand over by the equipment providers by [*]; and

(h)    completion of construction and commissioning of storage, conveying and loading facilities at the Loading Port by [*].

9 Price:	[*]

10 Benchmark CV NAR:	[*] Gigajoules per Tonne measured on the basis of constant pressure.

11 Delivery Year 1 Start Date:

1 October 2014

If either the Seller or the Buyer fails to deliver or accept (as the case may be) Shipments in accordance with the applicable Delivery Schedule after the Delivery Year 1 Start Date, clause 6.1 (in respect of the Seller) and clause 6.2 (in respect of the Buyer) shall apply.

12 Annual Quantity	Delivery Year 1 (Quarter 4 2014): [*] Tonnes of Biomass Delivery Year 2 (2015):

Quarter	Tonnes of Biomass
Quarter One Quarter Two Quarter Three Quarter Four	[*] [*] [*] [*]

Delivery Years 3-10 (2016 - 2023): 400,000 Tonnes of Biomass

Delivery Year 11 (Quarters 1, 2 and 3 2024): 300,000 Tonnes of Biomass

All Tonnages referred to in this section 12 can be increased or decreased by up to 5% at the Buyer’s option.

13 Delivery Schedule:	For Delivery Year 1, the Parties shall determine the Delivery Schedule [*]. If the Parties fail to agree the Delivery Schedule clause 5.2.3 shall apply.

The Delivery Schedule for Delivery Years 1 and 2 shall reflect the tonnage-per-Quarter set out in section 12 above, and be based on a shipment volume of between [*] to [*] Tonnes at the Buyer’s sole option (+/- 10% per shipment at Buyer’s option), provided that the variance in each shipment will not affect the permitted variance in the overall Annual Quantity for Delivery Years 1 and 2.

Each subsequent Delivery Schedule shall be based on a fairly evenly phased delivery schedule over the duration of each Delivery Year based on a shipment volume of between [*] to [*] Tonnes at the Buyer’s sole option (+/- 10% per shipment at Buyer’s option), provided that the variance in each shipment will not affect the permitted variance in the overall Annual Quantity.

Each Delivery Schedule shall comprise the number of Shipments, the tonnage intake for each Shipment and the proposed fourteen (14) day Loading Port Laycans for each Shipment.

If the Parties have failed to agree a Delivery Schedule in accordance with this section 13 or clause 5.2.2 (as relevant), pending resolution of any dispute by the Expert, the Delivery Schedule shall be deemed to be based on (Delivery Years 1 and 2) an evenly phased schedule over each Quarter reflecting the tonnage-per-Quarter set out in section 12 commencing on the Delivery Year 1 Start Date, or (for subsequent Delivery Years) an evenly phased schedule over the relevant Delivery Year by reference to the Annual Quantity.

14 Applicable Incoterm:	FOB Loading Port, Incoterms 2010. Carriage shall be arranged by the Buyer (and not by the Seller) in accordance with this Agreement.

15 Loading Port:	Wolfs Cove Terminal, Quebec City, unless otherwise notified or agreed in accordance with clause 5.2.4.

16 Loading Rate:

[*] Tonnes per Weather Working Day SSHINC for SupraMax and Panamax size Vessels with net loaded volume exceeding 40,000 Tonnes of Biomass. Where Shipments are less than 40,000 tonnes, the following Loading Rates shall apply:

(i)     less than 20,000 tonnes, minimum loading rate to be negotiated

(ii)    greater than 20,000 tonnes to 25,000 tonnes, minimum loading rate of [*] tonnes per Weather Working Day, SSHINC

(iii)  greater than 25,000 tonnes to 30,000 tonnes, minimum loading rate of [*] tonnes per Weather Working Day, SSHINC

(iv)   greater than 30,000 tonnes to 35,000 tonnes, minimum loading rate of [*] tonnes per Weather Working Day, SSHINC

(v)    greater than 35,000 tonnes to 40,000 tonnes, minimum loading rate of [*] tonnes per Weather Working Day, SSHINC

17 Storage Facilities:	The Seller shall secure at the Loading Port from the Delivery Year 1 Start Date storage facilities of [*] Tonnes.

18 Law and Jurisdiction:	English law and all disputes shall be settled by international arbitration in New York under the Rules of Arbitration of the International Chamber of Commerce.

19 Seller’s Bank Account Details:	Bank of Montreal Account name: RTK WP Canada, UC Account number: [*] SWIFT Code: [*]

20 Agent for service of process:

The Seller irrevocably appoints:

Trident Company Services (UK) Limited, 7 Welbeck Street, London W1G 9YE

as its agent for service of process in relation to any arbitration proceedings or proceedings before the English courts in connection with this Agreement. The Seller agrees that failure by a process agent to notify the Seller of the process will not invalidate the proceedings concerned.

21 Buyer Rights at Loading Port	The Buyer shall have the following rights in relation to the Seller’s Port Facilities:

(a)    If during any Quarter, any volume of biomass or any other product flows through the Seller’s Port Facilities (other than the Biomass to which this Agreement relates):

(i) the Seller shall notify the Buyer and shall provide to the Buyer details of the amount of such additional volume that the Seller anticipates will flow through the Seller’s Port Facilities in the relevant Quarter; and

(ii) in respect of that Quarter, the Seller shall, within 10 Business Days following the end of the Quarter, pay the Buyer [*] in a lump sum equal to [*]% of [*] of [*] years at a rate of [*]% per annum).

The example below is included for the purposes of illustration only. It assumes 20,000 tonnes of additional volume is handled through the port by the Seller in a Quarter, and that the total [*] costs incurred by the Seller are CAD$[*], resulting in [*] payable by the Seller of CAD$[*].

[*]

This paragraph (a) shall apply to additional volumes regardless of whether they have been procured by the Buyer or the Seller, but it shall not apply to any volumes to which paragraph (b) below applies.

The Seller shall provide to the Buyer any documentation reasonably requested by the Buyer to demonstrate the volume of materials passing through the Seller’s Port Facilities in any Quarter.

(b)    The Seller grants to the Buyer the option for the Buyer to bring additional volume of up to [*] Tonnes of biomass per annum through the Seller’s Port Facilities. The Buyer may exercise this right at any time from [*] and through the remainder of the Term by providing the Seller with written notice setting out the relevant additional volume and the period for which the Buyer intends to bring the additional volume through the Seller’s Port Facilities, subject always to the Parties agreeing any logistical or other issues that arise. The Buyer may exercise this option more than once during the Term.

If the Buyer exercises this option it shall pay to the Seller the additional costs incurred by the Seller as a result of the throughput of the additional volume, at cost with no margin added by the Seller, such costs being evidenced by the Seller on an open book basis. Such costs shall exclude any capital contribution made by the Seller in respect of the Seller’s Port Facilities, but will include any costs attributed to loading, unloading and storage services.

(c)    Pursuant to the Master Services Agreement entered into between the Seller and Quebec Stevedore Company Limited (“QSL”) on or about the date of this Agreement (“Port Agreement”), QSL has agreed to grant to the Seller an option to expand the storage capacity connected to the existing port infrastructure onto Adjacent Land (“Option”). The Port Agreement provides that this option may be assigned by the Seller to the Buyer. Accordingly:

(i) the Seller shall notify the Buyer as soon as reasonably practicable if the Seller receives a notice from QSL pursuant to the Port Agreement stating that (1) QSL is considering granting use rights to any Adjacent Land to any third party, (2) QSL is considering developing such lands for its own use, or (3) QSL has received a bona fide offer from a third party to use the Adjacent Land that it is willing to accept;

(ii) following receipt of such notice, the Buyer shall notify the Seller within the period provided for under the Port Agreement whether the Buyer wishes to exercise the Option. In the event that the Buyer wishes to exercise the Option, the Seller shall notify QSL and shall assign the Option to the Buyer as soon as reasonably possible;

(iii) where the Buyer is not able to exercise the Option, QSL, pursuant to the Port Agreement, grants to the Seller (with a right for the Seller to assign to the Buyer) a further option to secure the Adjacent Land for a further period of three years on terms to be agreed. Where the Buyer wishes to exercise this option, the Seller shall notify QSL as soon as reasonably practicable after the Seller has received confirmation from the Buyer.;

(iv) without prejudice to paragraph (b), if the Buyer wishes to bring additional volume of biomass through the Loading Port in excess of the capacity of the Seller’s Port Facilities, the Buyer shall notify the Seller and the Parties shall use reasonable commercial efforts to reach an agreement on the commercial terms of a port throughput arrangement to accommodate the Buyer’s requirements. ;If the Parties are unable to agree on such commercial terms within 30 days of the Buyer’s notification, the Buyer may work directly with Quebec Stevedore Company Limited to agree the terms on which to expand the storage capacity connected to the existing infrastructure onto Adjacent Land and the Seller shall, upon the request of the Buyer, assign the Option to the Buyer.

For the purposes of this paragraph (c), “Adjacent Land” shall be any vacant land adjacent to the port terminal that is controlled or leased by QSL and of a size sufficient to build approximately [*] tonnes of product storage and have the potential to be connected to the shiploader which is part of the infrastructure equipment. Where the Buyer has reach an agreement with QSL on terms to expand the storage then the Seller will use commercially reasonable efforts to work with the Buyer to allow the Buyer use of the ship loading facility and to allow the Buyer access to the berth as appropriate.

The Seller shall use reasonable endeavours to exercise its rights under the Port Agreement in order to ensure the Buyer has the full benefit of the rights set out in this paragraph (c).

(d)    In addition to a), b) and c) above, the Seller will use reasonable commercial efforts to accommodate any additional volumes that the Buyer wishes to export through the Seller’s existing rail and port infrastructure throughout the Term. The Buyer shall reimburse to the Seller any costs that result from such additional volume, with such costs being payable on pass-through terms with no margin added by the Seller, and evidenced by the Seller on an open book basis.

If the Buyer and Seller execute a separate agreement for new volume to be exported through the Loading Port, the Buyer’s rights referred to in paragraphs (a) and (b) above shall no longer apply.

The Seller agrees to use commercially reasonable efforts to work with the Buyer to lobby the port, port authority, and relevant government departments to increase the potential ship size where possible within the constraints of the port/channel.

Schedule 2

Fuel Specification

Schedule 3

Terms and Conditions

Clause		Page
1	Definitions	11
2	Priority of Terms	19
4	Purchase and Sale of Biomass	20
5	Delivery Schedule	22
6	Failure to Deliver or Take Delivery	23
7	Risk, Title and Liens	24
8	Insurance	25
9	Price and Payment	25
10	Quantity and Weighing	28
11	Pre Shipment Testing and Changes in Biomass Production	29
12	Quality	30
13	Contamination and Handleability	32
14	Rejection and Suspension	33
15	Shipping conditions	34
16	Sustainability	38
17	Representations and Warranties	40
18	Change of Law	42
19	Confidentiality	42
20	Termination	43
21	Effects of Termination	44
22	Expert Determination	45
23	Not used.	45
24	Novation and Assignment	45
25	No Partnership, Agency or Employment	46
26	Set Off	46
27	Variation	46
28	Waiver	46
29	Cumulative Rights	47
30	Force Majeure	47
31	Limitation of liability	48
32	Entire Agreement	48
33	Severance	48
34	Notices	49
35	Dispute Resolution	49
36	Governing Law and Jurisdiction	50
37	Service of Process	51
38	Rights of Third Parties	51
39	Counterparts	51

1	Definitions

1.1	In this Agreement capitalised terms in the first column of the Commercial Terms have the meaning given in that Schedule, unless otherwise defined in this Clause 1.1, and the following expressions have the following meanings:

Actual Fibre Costs has the meaning given in clause 4.5.2;

Affiliate means any holding company or subsidiary company of a Party or any company which is a subsidiary company of the holding company of a Party and the expression “holding company” and “subsidiary” shall have the meanings respectively ascribed to them in section 1159 of the Companies Act 2006;

Agreement means the agreement constituted by the Commercial Terms, these Terms and Conditions and all other Schedules;

Agreement Date has the meaning given in section 3;

Analysed Characteristics has the meaning given in clause 12.4.5;

Annual Quantity means the quantity of Biomass specified in section 12 to be delivered by the Seller to the Buyer in each Delivery Year;

Approved Species means Aspen (Poplar), Birch (White and Yellow), Maple (Red/Sugar), Ash (Black/White), Spruce (Black/White), Pine (Jack, Red, White), Fir (Balsam), Tamarack (Larch) and Cedar;

Bill of Lading means the receipt for the Biomass loaded on board a Vessel signed by the master or agent of the Vessel and which is also the document of title to the Biomass;

Biomass Handleability Requirements has the meaning given in clause 13.1;

Business Day means a day (other than a Saturday or Sunday or statutory holiday in the UK) on which banks are open for general business in London, the United Kingdom;

Buyer’s Analysis Certificate has the meaning given in clause 12.4.14;

Buyer’s Inspector means a mutually acceptable suitably qualified inspector appointed by the Buyer for and on behalf of the Buyer and the Seller jointly in accordance with clause 12.4.12;

Buyer’s Laboratory means a mutually acceptable internationally recognised independent commercial sampling and analytical laboratory accredited to ISO 17020/ISO 17025 as a minimum appointed by the Buyer for and on behalf of the Buyer and the Seller jointly in accordance with clause 12.4.12;

Buyer’s Sample has the meaning given in clause 12.4.1;

Buyer’s Shortfall Quantity has the meaning given in clause 6.2.2;

Buyer’s Transport Charges means any reasonable, properly incurred and documented additional costs or charges incurred by the Buyer as a direct result of the Seller’s failure to deliver a Shipment, including (a) any and all costs of deviating the Vessel to an alternative loading port to load replacement biomass on to the Vessel (to the extent not included within the Buyer’s Replacement Costs); (b) any deadfreight charges; and (c) any costs incurred by the Buyer as a direct result of the Vessel attending the Loading Port in circumstances where the Seller failed to deliver the Biomass at the Loading Port in accordance with this Agreement (including any Demurrage incurred by the Buyer at the Loading Port for each day or pro rata part thereof that the Biomass was not delivered);

CAD$ means Canadian Dollars;

Calorific Value Net As Received or CV NAR means the quantity of heat liberated by the complete combustion of one kilogram of Biomass when the water produced is assumed to remain as a vapour and the heat of vaporisation is not recovered, expressed in GJ per Tonne, and always measured at constant pressure;

CEN Standard means the standards set by the European Committee for Standardization which are applicable to the analysis and sampling of Biomass, as may be amended or replaced from time to time;

Change of Law means any of the following events occurring after the date of this Agreement:

a)	a change in or repeal of an existing Law or any interpretation thereof;

b)	an enactment or making of a new Law or any interpretation thereof; or

c)	a cancellation or non-renewal of, or change in, the conditions applicable to any legal approval, permit or licence held by a Party otherwise than as a result of any act, omission or other default of such Party;

Claiming Party has the meaning given in clause 30.2;

Commercial Terms means the Commercial Terms set out in Schedule 1;

Competent Authority means any court or tribunal and any local, national or supra-national agency, authority, department, inspectorate, minister, ministry, official, or public or statutory Person (whether autonomous or not) of, or of the government of, the United Kingdom or of the European Union or Canada, any of which has jurisdiction over either or both of the Parties (including Ofgem);

Compliance Statement means the Compliance Statement at Schedule 7;

Confidential Information has the meaning given in clause 19;

CSR Policy Statement means the Corporate Social Responsibility Policy Statement at Schedule 8;

Data Return Confirmation has the meaning given in clause 16.3.2;

Defaulting Party means the Party as specified in clause 20.1;

Delivery Schedule means the schedules of Shipments to be made under and in accordance with this Agreement as more fully referred to in section 13;

Delivery Year means:

•

a period of twelve (12) months beginning on the 1 January 2015 or any twelve (12) month anniversary of it except the last Delivery Year which shall end on the expiry or termination of this Agreement; or

•	Delivery Year 1;

Delivery Year 1 means the period from the Delivery Year 1 Start Date to 31 December 2014;

Demurrage means the financial compensation payable if time used in completing loading is greater than laytime and payable for all such excess time at a rate notified to the Seller under clause 15 which must be a genuine pre-estimate of the damages incurred;

Despatch means the amount payable, if any, for laytime saved and being a rate equal to [*] per cent ([*]%) of the Demurrage rate per day or pro-rata part thereof;

Direct Losses means [*];

Discharge Port means the port(s) used by the Buyer to unload the Biomass from the Vessel;

Early Termination Date has the meaning given in clause 20.1;

Economic Sanctions means any economic sanction or trade restriction imposed by any rule, regulation or statute of the United Kingdom, the European Union, the United Nations or the United States of America, and any other applicable laws imposing economic sanctions or trade restrictions;

Environment means all, or any of, the following media: the air (including, without limitation, the air within buildings and the air within other natural or man-made structures above or below ground), water (including, without limitation, ground and surface water) and land (including, without limitation, surface and sub-surface soil);

Environmental Approval means any authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of the Seller conducted on or from properties owned or used by the Seller;

Environmental Law means any applicable law or regulation which relates to:

(A) the pollution or protection of the Environment;

(B) the harm to or the protection of human health;

(C) the conditions of the workplace; or

(D) any emission or substance capable of causing harm to any living organism or the Environment;

Event of Default means any of the events specified in clause 20.2;

Expert has the meaning given in clause 22.1;

Extension has the meaning given in section 4;

Final Commercial Invoice has the meaning given in clause 9.7.1;

Final Weight Certificate has the meaning given in clause 10.5;

FOB means free on board, Incoterms 2010 as amended by this Agreement;

Force Majeure means, in relation to either Party, any event or circumstance beyond the reasonable control of that Party, including but not limited to:

a)	acts of God, fire, explosion, radioactive or other contamination (including contaminative precipitation or contamination to the water table), lightning, earthquake, flood, storm, drought or other extreme weather conditions;

b)	acts of warfare whether declared or otherwise, act of public enemy, act or threat of terrorism, revolution, riot or other civil insurrection, public demonstration, sabotage or act of vandalism;

c)	breakdown, damage to, closure or other failure of all or a significant proportion of transportation routes or harbour, ports, berth or other facilities by which the Seller intends or intended to make delivery or the Buyer intends or intended to take delivery;

d)	epidemics;

e)	any circumstances arising out of piracy, or the consequences thereof;

f)	any government or Competent Authority requisition, control, intervention, requirement or interference (other than any Change of Law covered by clause 16 or clause 18);

g)	strikes, lockouts or other work stoppages or slow-downs or other industrial disputes, disturbance or action except those specifically directed at either Party and/or any of their Affiliates or occurring at a facility of any of the foregoing, provided that the foregoing exception shall not apply to any general strike, provided that: (i) the event could not have been prevented or overcome by the Party acting as a Reasonable and Prudent Operator, and (ii) a lack of funds or a failure to pay shall not constitute Force Majeure. For the avoidance of doubt, Force Majeure events shall not include any event or circumstance that is caused by or arises from a mechanical or equipment breakdown of plant, machinery or facilities attributable to normal wear and tear;

Force Majeure Cure Period has the meaning given in clause 30.6;

Force Majeure Notice has the meaning given in clause 30.2.1;

Forest Resource Processing Licence means a license issued by Province of Ontario allowing the Seller Plant to consume forest product;

Free Pratique means the permission granted by the authorities at a port, being satisfied as to the state of health of those on board a Vessel on arrival, for them to make physical contact with the shore and the Vessel to berth;

Fuel Specification means the specification for the Biomass set out in Schedule 2 (Fuel Specification);

GJ means gigajoules;

Holiday means any public holiday which is specified in the Port Requirements in respect of the relevant Loading Port, but does not include Super Holidays;

HSE Conditions means the conditions contained in Schedule 9;

IMO Code of Safe Practice means the International Maritime Organization Code of Safe Practice for Solid Bulk Cargoes, 2004, as amended or replaced from time to time;

Ice Clause means the regulation in the Bill of Lading, charter-party or other relevant arrangement, which, having regard to customary practice, inter alia, allows the Vessel: not to force ice but follow ice-breakers, not to enter or remain in any icebound port or area nor any port or area where ice conditions may, at master’s discretion, cause damage to the Vessel and instead sail to the nearest ice-free and safe place;

Incoterms means International Chamber of Commerce Incoterms 2010 or such revised or updated version of such terms as the Parties may agree shall apply for the purpose of this Agreement;

Independent Inspector means a mutually acceptable suitably qualified inspector appointed by the Seller for and on behalf of the Seller and the Buyer jointly in accordance with clause 12.4.1;

Independent Laboratory means a mutually acceptable internationally recognised independent commercial sampling and analytical laboratory accredited to ISO 17020/ISO 17025 as a minimum appointed by the Seller for and on behalf of the Seller and the Buyer jointly, in accordance with clause 12.4.1;

Initial Term has the meaning given in section 3;

Interim Commercial Invoice has the meaning given in clause 9.6.1;

ISO Standard means the standards set by the International Organization for Standardisation which are applicable to the analysis of the Biomass, as may be amended or replaced from time to time;

Law means any law, regulation, ordinance, order, statutory instrument, directive, notification, rule, instruction, by-law, guideline, code or standard which;

a)	is legally binding in the United Kingdom (or any part of it) from time to time; or

b)	has any jurisdiction with regard to the Seller or the sale and supply of the Biomass;

Laycan means the period during which the Vessel must arrive at the Loading Port for the commencement of loading;

LIBOR means the London Interbank Offered Rate British Bankers Association interest settlement rate for the relevant currency and term;

Loading Port Weight Certificate has the meaning given in clause 10.1;

Market Price means the price from time to time of Biomass as indicated (i) by the available relevant market indices for industrial wood pellets pricing based on wood pellets settlement prices (including, if reasonably applicable, the relevant freight adjustment) or (ii) the price at which the relevant Party would be able to sell or purchase the quantity of under-delivered or under-accepted quantity in the market acting in a reasonable manner, which prices will be determined by taking the average of the price quotations for the Product of similar quality and Loading Port for a similar period obtained from at least two and no more than four independent internationally recognised dealers/brokers or counterparties (such brokers to be appointed by the non-defaulting Party). When assessing Market Price, the non-defaulting Party may elect to either use (i) or (ii) above in its complete discretion. For the avoidance of doubt the non-defaulting Party is not obliged to enter into a replacement transaction;

Ministry Recognition of Crown Fibre means the recognition of fibre supplies that the Seller Plants have access to from Ontario Crown lands;

Non-Claiming Party has the meaning given in clause 30.2.1;

Non-Defaulting Party means the Party as specified in clause 20.1;

Notice of Readiness or NOR means the notice tendered by the master of the Vessel or his representative in accordance with clause 15.3.1;

Ofgem means the Office of Gas and Electricity Markets, regulating the gas and electricity industries in the UK;

Ontario Ministry of Natural Resources Accepted Business Plan means the business plan of this name resulting in the recognition of fibre and fibre supplies as well as the MROL and fibre processing licensing issues, and the formal removal of the relevant volume from the fibre that the Province of Ontario deem to be available for other users;

Ontario Ministry Recognised Operating Level (MROL) means the recognition of the level of fibre that the Seller Plants consume within the regions identified in the Ontario Ministry of Natural Resources Accepted Business Plan;

Person means an individual, a partnership, a corporation, a limited liability company, a fund, a joint stock company, a joint venture, a Competent Authority, a financial institution or any other entity having legal or natural status;

Port Requirements means the requirements of the Loading Port to apply to all collections effected under this Agreement, as attached at Schedule 4;

Price means the price of Biomass, as specified in section 9, delivered on FOB terms in accordance with this Agreement;

Quality Data has the meaning given in clause 11.1;

Quarter means a period of three (3) consecutive months commencing respectively on 1st January, 1st April, 1st July and 1st October in any year (provided that the first Quarter and last Quarter falling during the Term shall be reduced as necessary);

Reasonable and Prudent Operator means a Person seeking to perform its contractual obligations under this Agreement in good faith and, in so doing and in the general conduct of its undertaking, exercising that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced operator in substantial compliance with all applicable Laws engaged in the same type of undertaking in the same locality and under the same or similar circumstances and conditions, and any reference to the standard of a Reasonable and Prudent Operator in this Agreement shall be a reference to such degree of skill, diligence, prudence and foresight;

Reasonable Endeavours means a requirement to do all that can reasonably be done without incurring material cost or risking exposure to material loss or other liability (and any judicial interpretation imposing a lesser or greater standard shall not apply);

Reject Biomass has the meaning given in clauses 11.5, 12.2, 12.4.11, 13.3 and 16.5.2;

Rejection Notice means a notice notifying the Seller that the Buyer is rejecting the Biomass;

Renewables Obligation Order or ROO means the Renewables Obligation Order 2009 establishing a scheme for the issuance of ROCs by the authority (as that term is defined in the ROO) as amended and as may be further amended, replaced, supplemented, superseded or re-adopted from time to time (whether with or without modifications);

Replacement Price means:

a)	in relation to the Buyer, (i) where the Buyer procures replacement Biomass, the documented price at which the Buyer, taking reasonable steps to mitigate its losses, purchases substitute Biomass in a quantity, quality and energy value and on a reasonably similar delivery basis as that to be delivered under this Agreement (either plus any incremental costs or less any incremental savings, including transport charges or savings associated with delivery occurring at the relevant loading port for the replacement purchase), or (ii) absent a purchase, the Market Price for such quantity, quality and energy value of Biomass and on reasonably similar delivery terms, as calculated by the Buyer in a commercially reasonable manner. The Buyer shall not be required to enter into a replacement transaction in order to determine the Replacement Price; or

b)	in relation to the Seller the documented price at which the Seller, taking reasonable steps to mitigate its losses, sells the Biomass in an amount and quality and on a reasonably similar delivery basis as that to be sold under this Agreement (either plus any incremental costs or less any incremental savings, including transport charges or savings associated with delivery occurring at the relevant loading port for the replacement sale), or absent a sale, the Market Price for such quantity, quality and energy value of Biomass and on reasonably similar delivery terms, as calculated by the Seller in a commercially reasonable manner. The Seller shall not be required to enter into a replacement transaction in order to determine the Replacement Price, provided that where it is not possible for the relevant party to secure a sale or purchase (as appropriate) or to establish the Market Price on a FOB basis, the relevant party may establish the Replacement Price on a CIF basis (as defined in Incoterms 2010), adjusted to take account of freight costs at the current market rate;

Reproducibility Limits means the relevant Testing Standard tolerance guidelines governing the comparison of two biomass analysis results from the same biomass sample;

Required Authorisations means all governmental and other licences, authorisations, permits, consents, contracts and other approvals (if any) that are required to enable a Party to fulfil any of its obligations under this Agreement;

Sampling has the meaning given in clause 12.4.1;

Sampling Standard means the CEN 14778:2011 standard set by the European Committee for Standardization, as may be amended or replaced from time to time;

Seller Key Milestone has the meaning given in section 8;

Seller Parent means Rentech, Inc. of 10877 Wilshire Blvd, Suite 600, Los Angeles, California 90024 (IRS Employer Identification No. 84-0957421);

Seller Plant has the meaning given in section 2;

Seller Plant Development Schedule means the schedule attached to this Agreement at Schedule 6;

Seller’s Analysis Certificate means the certificate issued by the Independent Laboratory under clause 12.4.6 recording the level of compliance with all the parameters of the Fuel Specification at the Loading Port;

Seller’s Charges means any reasonable, properly incurred and documented additional costs or charges incurred by the Seller (including, but not limited to, additional port storage or logistics costs) directly arising from the Buyer’s failure to take delivery of a Shipment in circumstances where the Seller delivered the Biomass at the Loading Port but the Buyer failed to accept the Biomass at the Loading Port in accordance with this Agreement, other than by reason of Force Majeure or reasons attributable to the Seller;

Seller’s Port Facilities means the infrastructure contracted by the Seller at the Loading Port for the purposes of compliance with its obligations under this Agreement, including a rail receiving facility, storage facilities of at least [*] Tonnes and a ship loading facility;

Seller’s Shortfall Quantity has the meaning given in clause 6.1.3;

Shipment means each shipment of Biomass delivered or proposed to be delivered at the Loading Port as specified in the relevant Delivery Schedule;

Shipment Sample has the meaning given in clause 12.4.1;

Standard & Poor’s means Standard & Poor’s Rating Group (a division of McGraw-Hill Inc.);

Super Holiday means any public holiday during which all loading operations at the Loading Port are suspended and shall include the public holidays specified in the Port Requirements in respect of the relevant Loading Port;

Surveyor means an independent marine surveyor (Master Mariner or similarly qualified to carry out marine inspections and draught surveys) appointed by the Buyer or Seller as the case may be for and on behalf of the Seller and the Buyer jointly in accordance with clause 10;

Suspension Notice means a notice notifying the Seller that the Buyer is suspending any further delivery of the Biomass in accordance with clause 14.5;

Sustainability Data Return means the sustainability data return to be provided in accordance with clause 16.3.1 and in the form at Schedule 5 (Sustainability) of this Agreement or in such form as may be required by the Buyer to reflect changes to the Sustainability Policy notified to the Seller in accordance with this Agreement;

Sustainability Policy means the Buyer’s sustainability policy (available at http://www.draxpower.com/biomass/sustainability_policy) at the Agreement Date and as amended in accordance with clause 16;

Sustainability Requirements means the Sustainability Policy and the following:

a)	the Renewables Obligation Order (ROO) 2009;

b)	the requirements and recommendations set out in the Ofgem’s Sustainability Criteria for Solid and Gaseous Biomass for Generators (greater than 50kW) (dated 19 December 2011);

c)	the requirements set out in the “Government response to the consultation on proposals for the levels of banded support under the Renewables Obligation for the period 2013-2017 and the Renewables Obligations Order 2012” dated July 2012;

in each case to the extent applicable as at the Agreement Date in respect of the use of Biomass in [*] (as those terms are referred to in the above Sustainability Requirements) and as amended in accordance with clause 16.2.2;

Tax means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority;

Tax Authority means any government, state, municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world including HM Revenue & Customs;

Terms and Conditions means the terms and conditions set out in this Schedule 3 (Terms and Conditions);

Testing Standard means the combination of ISO or CEN Standards, as specified in the Fuel Specification, as may be amended or replaced from time to time;

Tonne means one metric tonne, this being 1,000 kilograms;

Umpire Certificate has the meaning given in clause 12.4.9;

Umpire Laboratory means a mutually acceptable internationally recognised independent commercial sampling and analytical laboratory accredited to ISO 17020/ISO 17025 as a minimum appointed by the electing Party for and on behalf of the Seller and the Buyer jointly in accordance with clause 12.4.7;

Umpire Sample has the meaning given in clause 12.4.1;

Umpire Tests has the meaning given in clause 12.4.8;

VAT means Value Added Tax as defined in the Value Added Tax Act 1994;

Vessel means a vessel on which the Biomass is loaded in accordance with this Agreement;

Vessel Interests means the owner and/or the demise charterer of the Vessel and their insurers;

Vessel Requirements means a Vessel that:

(a)	complies in all respects with any and all rules and regulations of the Loading Port, including the Port Requirements;

(b)	complies in all respects with all applicable Laws, including Canadian Law;

(c)	has not been blacklisted by the Loading Port, Transport Canada or by the Canadian Coast Guard;

(d)	is suitable for transportation of the Biomass;

(e)	has valid ISM (International Safety Management) and ISPS (International Ship and Port Facility Security) Certificates;

(f)	is no older than 20 years old; and

(g)	has hatches of the mechanical type of such design and construction as not to impede the operation of the shiploaders; and

Weather Working Day means any period of twenty-four (24) consecutive hours including Saturdays, Sundays and Holidays but not including Super Holidays during which weather permits Vessel loading operations.

1.2	In this Agreement:

1.2.1	the singular includes the plural and vice versa;

1.2.2	references to clauses are to clauses of these Terms and Conditions;

1.2.3	references to sections are to sections of the Commercial Terms;

1.2.4	references to Schedules are to schedules to this Agreement;

1.2.5	the Schedules form part of this Agreement and the expression “this Agreement” includes all the Schedules;

1.2.6	the headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement;

1.2.7	references to a “day” means a calendar day, “month” means a calendar month and “year” means a calendar year (“calendar” meaning the Gregorian calendar);

1.2.8	any express reference to an enactment includes references to (i) that enactment as amended, consolidated or re-enacted from time to time by or under any other enactment before or after the date of signing this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including orders and regulations) made (before or after the date of signing this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above; and

1.2.9	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things and references to “including” shall be deemed to mean “including, without limitation”, unless the context expressly requires.

2	Priority of Terms

2.1	In the event of a conflict or ambiguity between any part of this Agreement, the following order of precedence shall apply:

2.1.1	Schedule 1 (Commercial Terms);

2.1.2	Schedule 2 (Fuel Specification);

2.1.3	Schedule 3 (Terms and Conditions); and

2.1.4	all other Schedules.

3	Seller Key Milestones

3.1	The Seller shall progress with the development, construction, completion and commissioning of the Wawa Plant and associated infrastructure at the Loading Port in an efficient and timely manner in accordance with the Seller Plant Development Schedule and the Seller shall keep the Buyer reasonably informed (on at least a Quarterly basis) and provide such evidence as the Buyer may reasonably request as to the progress toward completion of the Wawa Plant and associated infrastructure at the Loading Port.

3.2	The Seller shall notify the Buyer if it determines or becomes aware that it will not achieve any Seller Key Milestones by the date specified in the Seller Plant Development Schedule.

3.3	If, the Seller fails to achieve any Seller Key Milestone, or notifies the Buyer pursuant to clause 3.2 that it will not achieve any Seller Key Milestone by the date specified in the Seller Plant Development Schedule, it shall produce within twenty (20) Business Days a revised Seller Plant Development Schedule and supporting evidence to demonstrate that the Seller is reasonably likely to be able to:

(a)	produce Biomass from the Seller Plants in sufficient quantities so that the first (1st) day of the first fourteen (14) day Laycan is capable of commencing on the Delivery Year 1 Start Date; and

(b)	supply the Annual Quantity for Delivery Year 1 in accordance with the terms of this Agreement.

3.4	Once the Buyer has received the revised Seller Plant Development Schedule in accordance with clause 3.3, the Parties will try to agree within fifteen (15) Business Days that the conditions in 3.3(a) and 3.3(b)above are met by the revised Seller Plant Development Schedule to the Buyer’s reasonable satisfaction. If the Parties do not agree within the fifteen (15) Business Day period, the Seller shall provide evidence satisfactory to the Buyer within a further twenty (20) Business Days which demonstrates that it:

(a)	has sourced alternative replacement Biomass such that the first (1st) day of the first fourteen (14) day Laycan is capable of commencing on the Delivery Year 1 Start Date; and

(b)	is able to supply the Annual Quantity for Delivery Year 1 in accordance with the terms of this Agreement.

3.5	If the Seller fails to provide the evidence required under clause 3.4, this shall be a deemed Event of Default for the purposes of clause 20.2.4, the Buyer shall be entitled to terminate this Agreement at any time after such failure (or after the determination of such failure pursuant to clause 22) upon ten (10) Business Days’ written notice to the Seller, and a Termination Payment calculated in accordance with clause 21 shall become payable by the Seller.

3.6	In the event of a dispute under this clause 3, either Party may refer the matter to an Expert in accordance with clause 22.

4	Purchase and Sale of Biomass

4.1	Sale and purchase of Biomass following the Delivery Year 1 Start Date

4.1.1	With effect from the Delivery Year 1 Start Date, the Seller shall sell and deliver and the Buyer shall purchase and accept delivery from the Seller of Biomass on the terms set out in this Agreement.

4.1.2	The Delivery Year in which a Shipment is deemed delivered shall be determined by the Bill of Lading date, and the volume of Biomass deemed delivered in a Delivery Year shall be determined by aggregating all Final Weight Certificates for Shipments delivered in that Delivery Year. In the event that a nomination by the Seller under clause 15.1.2 or the Buyer under clause 15.1.3 results in the Bill of Lading date for a Shipment moving into a subsequent Delivery Year (or, in respect of Delivery Year 2, a subsequent Quarter), the Shipment shall nevertheless be deemed to have been delivered in the previous Delivery Year (or Quarter, if relevant).

4.1.3	Subject to the terms of this Agreement, the Biomass shall be delivered in bulk on FOB terms at the Loading Port.

4.2	Start-Up Volume

4.2.1	Without prejudice to clause 4.1, both Parties acknowledge that prior to the Delivery Year 1 Start Date the Seller may produce a quantity of Biomass (“Start-Up Volume”).

4.2.2	The Seller shall notify the Buyer before marketing it to any third party, whether it has any Start-Up Volume available for purchase and shall offer the Buyer right of first refusal to purchase such Start-Up Volume at a specific price.

4.2.3	The Buyer shall, within ten (10) Business Days of receiving the notice in clause 4.2.2, give notice to the Seller either accepting or declining such offer to purchase any or all of the Start-Up Volume subject to the terms of this Agreement.

4.2.4	For the avoidance of doubt, the Seller shall be under no obligation to produce and the Buyer shall be under no obligation to buy any Start-Up Volume.

4.3	Not used

4.4	Not used

4.5	Feedstock Supply and Costs

4.5.1	The Seller shall ensure that at all times from the Delivery Year 1 Start Date it has received and kept in good standing:

(a)	an Ontario Ministry of Natural Resources Accepted Business Plan, through which the Ontario Ministry of Natural Resources provides firm support for the available wood supply as detailed in Table 1 of the letter dated 2 April 2013 from David Orazietti, Minister of Natural Resources, Ontario to Sean Ebnet, Senior Vice-President, Rentech Inc.;

(b)	a Forest Resource Processing Licence and Ontario Ministry Recognised Operating Level (MROL) of [*]/year; and

(c)	all necessary agreements and arrangements to fulfil the required fibre consumption of the Seller Plants (including shareholder status on some sustainable forest licences (“SFLs”), overlapping licences on some SFLs and long term agreements with the new Local Forest Management Corporation), that the Seller will require for a period of ten (10) years to meet its obligations under this Agreement.

4.5.2	The Seller shall ensure that an independent third party auditor with no conflict of interest who is reasonably acceptable to the Buyer (“Seller’s Auditor”) is appointed by it from time to time throughout the Term. Such Seller’s Auditor shall be appointed to audit the [*] costs that may be incurred by the Seller within any Quarter (the “[*] Costs”). The Quarterly [*] Costs as determined by the Seller’s Auditor shall be final and binding on the Parties for the purposes of the [*] cost adjustment set out in section 9, unless either Party refers the matter to arbitration pursuant to clause 35 in which case the [*] Costs determined by the Seller’s Auditor shall bind the Parties until such time as the matter is determined pursuant to such arbitration.

4.5.3	The Seller shall, on the reasonable request of the Buyer, give the Buyer access to the management system that records the [*] Costs for the Seller Plants.

4.6	Compliance with Law

4.6.1	The Buyer and Seller shall each comply with all applicable Laws. If a Party cannot or does not rectify any material breach of this clause 4.6 (or, where such breach is not reasonably capable of remedy within such period, does not propose a plan to rectify the breach within a period satisfactory to the other Party) within twenty (20) Business Days of the earlier of (i) the affected Party becoming aware of the breach, or (ii) notice from the non-affected Party to the other Party identifying the alleged breach, this shall be a deemed Event of Default for the purposes of clause 20.2.4.

4.7	Reasonable and Prudent Operator

4.7.1	The Seller and the Buyer shall at all times act as Reasonable and Prudent Operators in relation to this Agreement.

5	Delivery Schedule

5.1	Delivery Schedule for Start-Up Volume

5.1.1	The Seller shall propose a Delivery Schedule in respect of the Start-Up Volume in its notice served under clause 4.2.2 and the Buyer will indicate its acceptance of this proposed Delivery Schedule, or propose an alternative Delivery Schedule, in its notice served under clause 4.2.3.

5.1.2	If the Parties fail to agree the Delivery Schedule in accordance with clause 5.1.1 within a reasonable time period the Seller shall not be obliged to sell and deliver the Start-Up Volume to the Buyer pursuant to this Agreement.

5.2	Delivery Scheduling following the Delivery Year 1 Start Date

5.2.1	Deliveries of Biomass following the Delivery Year 1 Start Date shall be made in accordance with the Delivery Schedules agreed or determined pursuant to section 13 and this clause 5.

5.2.2	The Parties shall agree at least three (3) months and no more than six (6) months prior to the end of each Delivery Year the Delivery Schedule for the following Delivery Year (other than in respect of Delivery Year 1, to which section 13 shall apply).

5.2.3	If the Parties fail to agree the Delivery Schedule in accordance with clause 5.2.2 or section 13, the matter shall be referred to the Expert for determination. When determining a suitable Delivery Schedule, the Expert shall take into consideration the requirement for deliveries to be evenly phased, the Seller’s storage and delivery arrangements and the Buyer’s offtake, freight, transport, port throughput and plant operation arrangements (including planned maintenance).

5.2.4	Either Party may request the other’s consent to alter the Loading Port to an alternative port (such consent not to be unreasonably withheld or delayed). If a Party accepts the alteration to the Loading Port the nominated loading port shall be deemed the Loading Port for the purposes of this Agreement and the Parties shall use Reasonable Endeavours to agree any amendments to this Agreement, including an increase or decrease in the payments by the Buyer to the Seller, as may be required by either Party to reflect the adjustment of costs directly attributable to delivery to that new Loading Port (including, in respect of any request by the Buyer to alter the Loading Port, on-going charges for which the Seller is liable under its arrangement with the original Loading Port).

5.3	Operation of an Ice Clause

If the voyage of any Vessel is delayed or cancelled by the operation of an Ice Clause, the Buyer shall notify the Seller as soon as reasonably practicable upon becoming aware of such circumstance and shall provide the Seller with documentary evidence of the operation of the relevant Ice Clause. Provided the Buyer has complied with these requirements, its obligations in respect of taking delivery of the affected Shipment shall be temporarily suspended from the date of issue of such notice. The Parties shall thereafter use commercially reasonable efforts to agree within five (5) Business Days amendments to the applicable Delivery Schedule so as to re-schedule the affected delivery to take place as soon as possible, but in any event within thirty (30) calendar days. If the Parties are unable to reach agreement within five (5) Business Days of the Seller’s receipt of the Buyer’s notice then either Party may refer the matter to the Expert for determination.

6	Failure to Deliver or Take Delivery

6.1	Failure to Deliver

6.1.1	The Seller shall notify the Buyer immediately if it knows that it is, or reasonably expects that it will be, unable to deliver (in whole or in part) a Shipment in accordance with the Delivery Schedule.

6.1.2	The Seller shall ensure that where it is unable to meet the entirety of its delivery commitments to the Buyer under this Agreement (whether as a result of Force Majeure or otherwise), then (without prejudice to its delivery failure obligations set out below) it will reserve for the benefit of the Buyer a percentage of the total supplies of biomass from the Seller Plant(s) being no less than the percentage which the Annual Quantity represents of the total production of biomass from the Seller Plant(s) immediately prior to such inability to deliver occurring, and, where such supplies are insufficient to meet the delivery requirements of the Buyer under this Agreement the provisions detailed at 6.1.3 to 6.1.7 shall apply.

6.1.3	If the Seller fails to deliver (in whole or in part) a Shipment in accordance with the Delivery Schedule (“Seller’s Shortfall Quantity”), the Seller shall be liable to pay to the Buyer in respect of such Shipment but without double counting, in accordance with clause 6.1.5:

(a)	an amount for each Tonne of Seller’s Shortfall Quantity equal to the positive difference, if any, obtained by subtracting the Price from the Replacement Price; and

(b)	the actual Buyer’s Transport Charges (if any) reasonably and properly incurred by the Buyer as a result of the Seller’s failure to deliver the Seller’s Shortfall Quantity.

6.1.4	The relevant Annual Quantity shall be reduced by a volume equal to the Seller’s Shortfall Quantity.

6.1.5	The Buyer shall issue to the Seller an invoice for payment pursuant to clause 6.1.3 such invoice to be supported by documentary evidence reasonably required by the Seller. Payment shall be made by the Seller within ten (10) Business Days of receipt of the Buyer’s invoice.

6.1.6	Any dispute concerning the amount of the Replacement Price or any costs incurred by the Buyer in accordance with this clause 6.1, that cannot be resolved by the Parties within ten (10) Business Days may be referred by either Party to an Expert for determination in accordance with clause 22.

6.1.7	The provisions of clause 6.1.3 shall not apply to the extent that the failure by the Seller to make delivery of Biomass is a result of either:

(a)	a Force Majeure event, provided that the Seller has complied with its obligations set out in clause 30; or

(b)	a failure by the Buyer to perform its obligations under this Agreement.

6.2	Failure to Take Delivery

6.2.1	The Buyer shall notify the Seller immediately if it knows that it is, or reasonably expects that it will be, unable to take delivery (in whole or in part) of a Shipment in accordance with the Delivery Schedule.

6.2.2	If the Buyer fails to take delivery of all or part of a Shipment in accordance with the Delivery Schedule (“Buyer’s Shortfall Quantity”), the Buyer shall be liable to pay to the Seller in respect of such Shipment but without double counting, in accordance with clause 6.2.5;

(a)	an amount for each Tonne of the Buyer’s Shortfall Quantity equal to the positive difference, if any, obtained by subtracting the Replacement Price from the Price; and

(b)	the actual Seller’s Charges (if any) reasonably and properly incurred by the Seller as a result of the Buyer’s failure to accept the Buyer’s Shortfall Quantity.

6.2.3	The relevant Annual Quantity shall be reduced by a volume equal to the Buyer’s Shortfall Quantity.

6.2.4	The Seller shall issue an invoice to the Buyer for payment pursuant to clause 6.2.2, such invoice to be supported by documentary evidence reasonably required by the Buyer. Payment shall be made by the Buyer within ten (10) Business Days of receipt of the Seller’s invoice.

6.2.5	Any dispute concerning the amount of the Replacement Price or any costs incurred by the Seller in accordance with this clause 6.2 that cannot be resolved by the Parties within ten (10) Business Days may be referred by either Party to an Expert for determination in accordance with clause 22.

6.2.6	The provisions of clause 6.2.2 shall not apply to the extent that the failure by the Buyer to take delivery of Biomass is a result of:

(a)	a Force Majeure event, provided that the Buyer has complied with its obligations set out in clause 30; or

(b)	a failure by the Seller to perform its obligations under this Agreement.

6.3	Limitations of Failures to Deliver or Take Delivery

Without prejudice to clause 21.2 neither Party shall have a right to receive payment for any Buyer’s Shortfall Quantity or Seller’s Shortfall Quantity, as applicable, in respect of any unfulfilled Shipments under the Delivery Schedule due to occur after the date of termination of this Agreement for any reason.

7	Risk, Title and Liens

7.1	The Seller represents and warrants that at the point of delivery it shall have full title to all Biomass to be sold pursuant to this Agreement, free of all liens, charges, security interests and encumbrances whatsoever, and that the Seller transfers all Biomass with full title guarantee. The Seller shall indemnify the Buyer in respect of all liabilities, losses, damages, costs, claims, expenses (including legal expenses), demands or proceedings incurred by the Buyer resulting from or attributable to any liens, charges, security interests or encumbrances over the Biomass sold to the Buyer pursuant to this Agreement. The Seller shall pay, on or before the expiry of ten (10) Business Days following the Buyer’s written request for payment, any reasonably documented amounts due pursuant to the foregoing indemnity.

7.2	Risk and title to the Biomass shall pass to the Buyer as the Biomass is deposited in the Vessel’s hold.

7.3	The Seller hereby undertakes that where title to any Biomass supplied under this Agreement (“Purchased Biomass”) has passed to the Buyer:

7.3.1	it will not impose or seek to impose and unconditionally, irrevocably and absolutely waives any right to impose a lien whether general or specific; or grant, allow to subsist or permit, any pledge, charge (by way of security or otherwise) or encumbrance, on or over any Purchased Biomass, in respect of any claims or for any outstanding sums (whether actual or contingent) which it believes are or will become due to it under this Agreement or any other agreement between the Parties; and

7.3.2	it will procure that any third parties which from time to time may have possession, custody or control of the Purchased Biomass prior to the Biomass being placed in the Vessel at the Loading Port will not impose or seek to impose a lien whether general or specific; or grant, allow to subsist or permit, any pledge, charge (by way of security or otherwise) or encumbrance, on or over any Purchased Biomass, in respect of any claims or for any outstanding sums (whether actual or contingent), howsoever arising.

8	Insurance

8.1	The Seller undertakes throughout the Term to maintain in force at its own cost such policies of insurance as are required under applicable Law and such other policies of insurance over its operations and assets relevant to this Agreement, acting as a Reasonable and Prudent Operator. The Seller shall upon the reasonable written request of the Buyer from time to time provide the Buyer with copies of the Seller’s insurance policies covering the Seller’s Plant(s) and any insurance policies applicable to its activities at the Loading Port for review.

9	Price and Payment

9.1	The Price of the Biomass shall be as specified in the Commercial Terms and all payments hereunder shall be made by wire transfer of the Buyer to the bank account designated by the Seller in section 19 (“Seller’s Nominated Account”).

9.2	Interest shall accrue on any amounts payable by one Party to the other under this Agreement that are not paid when due at a rate of 3% per annum above LIBOR in each case from the date such amount was payable in accordance with this Agreement until the date payment is received by the Party entitled thereto.

9.3	If a Party disputes any sum shown in any invoice as being payable by that Party, it shall make payment of any undisputed amount on or before the date such payment is due and shall give notice as soon as reasonably practicable (and in any event by the date such payment is due) to the other Party of the amount in dispute and the reasons for any failure to pay (except that, in the case of a manifest error in computation, the Party receiving the invoice shall pay the correct result as agreed by the Parties after disregarding such error). Any sum that is the subject of a bona fide dispute shall be paid no more than five (5) Business Days after the date on which the dispute is resolved (either by mutual agreement or pursuant to clause 35). If any disputed sum is determined to have been due under the original invoice, interest on that sum shall be payable pursuant to clause 9.2 from the date that payment was due in relation to the original invoice to the date payment is actually made.

9.4	Where the Seller wants to change the Seller’s Nominated Account, it shall give notice in writing to the Buyer giving the new account details, including the account holder, and (if applicable) their relationship to the Seller. The Buyer shall promptly consider the request and shall not unreasonably withhold or delay its processing of the change; provided that it shall be reasonable for the Buyer to withhold or delay where:

9.4.1	the request is not given in sufficient time for the Buyer to consider and process the changes in time for the next payment date; or

9.4.2	the proposed account or account holder does not satisfy the Buyer’s risk and compliance policies; in which case the Buyer will make payment to the original Seller’s Nominated Account.

9.5	The Seller understands and agrees that it is the Buyer’s policy not to effect third party payments and, accordingly, the Buyer shall only be required to make payment to an account of which the Seller is the beneficial owner.

9.6	Interim Commercial Invoice

9.6.1	Upon receipt of the full set of clean on board Bills of Lading for a Shipment, the Seller shall issue a signed commercial invoice (the “Interim Commercial Invoice”) for the amount payable for the Shipment showing the basis on which the amount payable for the Shipment has been calculated. The amount of the Interim Commercial Invoice shall be calculated as follows:

ICI = Price x (Loading Port CV NAR/Benchmark CV NAR) x Shipment Tonnage

Where:

ICI	means the amount of the Interim Commercial Invoice;

Price	means the applicable Price of the Biomass per Tonne as specified in the Commercial Terms;

Loading Port CV NAR	means the CV NAR of the Shipment determined by the Seller’s Analysis Certificate;

Benchmark CV NAR	means the value specified in the Commercial Terms; and

Shipment Tonnage	means the quantity of Biomass delivered within the relevant Shipment as specified in the Loading Port Weight Certificate.

9.6.2	Subject to the provisions of clause 9.6.1, payment for each Shipment will be made against presentation of the following documents in accordance with clause 9.6.3:

(a)	original Seller’s signed Interim Commercial Invoice;

(b)	a full set of clean non-negotiable Bills of Lading (three originals and three copies, freight paid or freight payable as per charterparty, signed by the master of the Vessel or the agent provided that if signed by the agent, a letter of authority from the master of the Vessel shall also be provided, and specifying the charterparty date, place and relevant dispute resolution clause (to be subject to English law and LMAA arbitration));

(c)	copy Loading Port Weight Certificate;

(d)	original Seller’s Analysis Certificate, electronic version sent directly to the Buyer;

(e)	Not used;

(f)	Not used;

(g)	copy certificate of hold inspection issued by the Surveyor;

(h)	Not used; and

(i)	original certificate of origin.

9.6.3	The Seller shall:-

(a)	send to the Buyer scanned copies of all the original documents detailed at clause 9.6.2 (other than the Seller’s Analysis Certificate which shall be provided directly from the Independent Laboratory in accordance with clause 12.4.6) to the email address set out on the front page of this Agreement or to such other email address(es) as may from time to time be specified by the Buyer; and

(b)	deliver to the Buyer’s agent at the Loading Port the original of the documents listed at clauses 9.6.2(a), 9.6.2(b) and 9.6.2(i).

9.6.4	If the requirements of clause 9.6.3 have been met and unless the Buyer has rejected the Shipment in accordance with the terms of this Agreement, the Buyer shall make payment of [*] per cent ([*]%) of the Interim Commercial Invoice amount to the Seller’s Nominated Account on or before the [*] Business Day following receipt by the Buyer of all such documents listed in clause 9.6.2.

9.6.5	The Buyer’s agent at the Loading Port shall procure and hold the original document listed at clause 9.6.2(g) and shall courier this, along with the original documents delivered by the Seller in accordance with clause 9.6.3(b), directly to the Buyer promptly after they become available.

9.6.6	If, due to the Seller’s act or omission, the Bills of Lading are not expected to be available at the Discharge Port in advance of the arrival of the Vessel, the Seller shall arrange, at its expense, for discharge of the Biomass to take place without delay without production of the original Bills of Lading to the master of the Vessel at the Discharge Port.

9.7	Final Commercial Invoice

9.7.1	Upon receipt of the Buyer’s Analysis Certificate and Final Weight Certificate and (if an Umpire Certificate has been issued and is final and binding on the Parties in accordance with clause 12.4.10) the Umpire Certificate, the Seller shall issue a further signed commercial invoice (the “Final Commercial Invoice”), the amount of which shall be calculated as follows:

FCI = Price x ((CV NAR / Benchmark CV NAR) x Shipment Tonnage) – ICI Amount Paid

Where:

FCI	means the amount of the Final Commercial Invoice;

Price	means the applicable Price of the Biomass per Tonne as specified in the Commercial Terms;

CV NAR	means the CV NAR of the relevant Shipment as determined in accordance with clause 12.4.15;

Benchmark CV NAR	means the value specified in the Commercial Terms;

Shipment Tonnage	means the quantity of Biomass delivered within the relevant Shipment as determined in the Final Weight Certificate; and

ICI Amount Paid	means the amount paid by the Buyer in respect of the Interim Commercial Invoice.

9.7.2	Where the amount of the Final Commercial Invoice is positive, such amount shall be paid by the Buyer to the Seller on or before the [*] Business Day following receipt by the Buyer of the Final Commercial Invoice.

9.7.3	Where the amount of the Final Commercial Invoice is negative, such amount shall be paid by the Seller to the Buyer on or before the [*] Business Day following receipt by the Buyer of the Final Commercial Invoice.

9.7.4	Where the Interim Commercial Invoice has not been issued as at the date of the Final Commercial Invoice, the Seller shall not issue such Interim Commercial Invoice. Where the Interim Commercial Invoice has been issued but no amount has been paid by the Buyer in respect thereof as at the date of the Final Commercial Invoice, the Seller shall issue a credit note to the Buyer in respect of the total value of the Interim Commercial Invoice.

9.8	Taxes

9.8.1	VAT

The price of the Biomass shall be the Price which the Buyer shall pay the Seller excluding any and all taxes levied by any Competent Authority to which the Buyer is subject.

9.8.2	Other Taxes

(a)	All Taxes (excluding VAT or any tax charged on or by reference to any Person’s income, profit or gain) which are due on the severance, harvesting, collection, production and storage of Biomass prior to the transfer of risk and title in the Biomass to the Buyer, as well as due on clearing the Biomass for export, shall be the responsibility of and for the account of the Seller.

(b)	All Taxes (excluding VAT or any tax charged on or by reference to any Person’s income, profit or gain) which are levied after the transfer of risk and title to the Biomass on or by reference to or payable in respect of the Biomass, including import and customs duties shall be the responsibility of and for the account of the Buyer.

(c)	In the event that the Buyer’s purchase of the Biomass will qualify for exemption from any Tax which is levied in the country of loading or on the use, burning or consumption of Biomass, the Parties shall cooperate in providing any necessary documentation to each other and/or to the Tax Authorities with respect to any such exemption.

10	Quantity and Weighing

10.1	At the Seller’s sole cost prior to the Vessel’s departure from the Loading Port the weight of that Shipment shall be determined by (at the Seller’s option):

10.1.1	a draught survey performed by a Surveyor appointed by the Seller, subject to the Buyer’s agreement, for and on behalf of the Seller and the Buyer jointly; or

10.1.2	using a certified, calibrated weighbridge maintained and operated in accordance with good industry practice and any applicable national standards or Laws; or

10.1.3	using a certified, calibrated belt weighing system maintained and operated in accordance with good industry practice and any applicable national standards or Laws,

and in each case the Seller shall, or shall procure, the issue to the Buyer and the Seller, of a certificate certifying the weight of the Shipment (the “Loading Port Weight Certificate”).

10.2	The Seller shall, upon the Buyer’s request, provide details and copies of relevant certification relating to the weighing device used, and the qualifications of the Surveyor.

10.3	At the Buyer’s sole cost, following the Vessel’s arrival at the Discharge Port the weight of that Shipment shall be determined by (at the Buyer’s option):

10.3.1	a draught survey performed by a Surveyor appointed by the Buyer, subject to the Seller’s agreement, for and on behalf of the Seller and the Buyer jointly; or

10.3.2	using a certified, calibrated weighbridge maintained and operated in accordance with good industry practice and any applicable national standards or Laws; or

10.3.3	using a certified, calibrated belt weighing system maintained and operated in accordance with good industry practice and any applicable national standards or Laws, and in each case the Buyer shall, or shall procure, the issue to the Buyer and Seller a certificate certifying the weight of the Shipment (the “Discharge Port Weight Certificate”).

10.4	The Buyer shall, upon the Seller’s request, provide details and copies of relevant certification relating to the weighing device used, and the qualifications of the Surveyor.

10.5	If there is a discrepancy of 0.5% or less between the Loading Port Weight Certificate and Discharge Port Weight Certificate the Loading Port Weight Certificate shall be used as the “Final Weight Certificate”.

10.6	If there is a discrepancy of more than 0.5% between the Loading Port Weight Certificate and Discharge Port Weight Certificate:

10.6.1	the arithmetical average of the two shall be used as the Final Weight Certificate (save in the case of fraud or manifest error); and

10.6.2	the Parties shall, each acting reasonably, investigate the cause of the discrepancy.

10.7	In the case of fraud or manifest error, the Parties shall, each acting reasonably, attempt to agree the weight amongst themselves. Where the matter cannot be resolved by the Parties within ten (10) Business Days of receipt of the Discharge Port Weight Certificate, the matter may be referred by either Party (upon notice to the other Party) to an Expert who shall determine in accordance with clause 22 the weight that shall be final and binding on the Parties.

11	Pre Shipment Testing and Changes in Biomass Production

11.1	The Seller has, prior to execution of this Agreement, and in relation to each Seller Plant provided to the Buyer:

(a)	a Material Safety Data Sheet (“MSDS”) in respect of the Biomass confirming its compliance with the requirements of the Control of Substances Hazardous to Health Regulations 2002;

(b)	a report confirming compliance of the Biomass with the requirements of the Dangerous Substances and Explosive Atmospheres Regulations 2002 (“DSEAR”) as referred to in the Fuel Specification, including being classified as no greater than ST1; and

(c)	a representative sample of the Biomass which complies with the Fuel Specification,

((a)(b) and (c) together being the Quality Data).

11.2	On at least a Quarterly basis during the period from the Commencement Date through until the Delivery Year 1 Start Date, the Seller shall use Reasonable Endeavours to cooperate with the Buyer regarding the Seller’s sourcing of feedstock that may be used to supply Biomass under this Agreement (including providing samples and such other quality related information as the Buyer may reasonably request). During this period the Buyer may require the Seller to prepare updated Quality Data where the Buyer reasonably considers the feedstock or samples are materially different to that tested under the earlier provision of Quality Data, and the Seller shall do so within fifteen (15) Business Days.

11.3	The Seller and Buyer agree that during production of Biomass, the Seller will implement a regular schedule (the timing of which is to be agreed by the Parties from time to time) for the taking of samples of Biomass and testing of such samples to confirm that the Biomass is in compliance with the Fuel Specification (“Pre-Shipment Samples”). Upon request by the Buyer, the Seller shall send its test results on Pre-Shipment Samples to the Buyer. The Seller will notify the Buyer in the event that any Pre-Shipment Samples do not meet the Fuel Specification or Biomass Handleability Requirements. In the event of any such issue or a notified non-compliance arising from any Pre-Shipment Sample, the Parties will try to determine if such Biomass is suitable for the Buyer’s use (without Buyer waiving any of its rights to rejection or suspension under clause 14 herein) despite its failure to meet the Fuel Specification or Biomass Handleability Requirements, by referring the matter to an Initial Meeting in accordance with clause 35.2 and 35.4. If the matter is not resolved at the Initial Meeting, it shall be referred to a Manager Meeting in accordance with clause 35.3 and 35.4.

11.4	Throughout the Term, the Seller shall promptly notify the Buyer before implementing any:

(a)	material changes in the feedstock used to produce the Biomass, and for the avoidance of doubt any change which would result in the blend used in pellet production to fall outside of the parameters shown in the table in section 6 of the Commercial Terms will be considered material; and/or

(b)	material changes in the process of producing the Biomass,

and shall as soon as reasonably possible and in any event within fifteen (15) Business Days provide to the Buyer the Quality Data in respect of the Biomass that has been subject of a change.

11.5	If the Seller cannot or does not update the Quality Data in accordance with clause 11.2 or 11.4, such that it continues to comply with clause 11.1, the Buyer shall have the right to reject any Shipments containing Biomass that has been subject of such a material change that does not have updated Quality Data on written notice to the Seller, and the Biomass contained within the Shipment shall be “Reject Biomass” and the rights, obligations and remedies detailed in clause 14 shall apply.

12	Quality

12.1	The Seller shall ensure that each Shipment complies with the Fuel Specification at the time of delivery onto the Vessel.

12.2	If the Seller cannot or does not rectify any non-compliance with the Fuel Specification within five (5) Business Days of the Buyer notifying the Seller of any non-compliances with the Fuel Specification, then the Biomass contained within such Shipment shall be deemed to be “Reject Biomass” and clause 14 shall apply.

12.3	The Seller shall indemnify the Buyer in respect of all Direct Losses incurred by the Buyer resulting from the Shipment not complying with the Fuel Specification, including any costs incurred by the Buyer to repair any damage caused to plant and/or equipment at the Loading Port, Discharge Port or to the Vessel during the loading, discharge and handling of the Shipment. The Seller shall pay, on or before the expiry of ten (10) Business Days following the Buyer’s written request for payment, any amounts due pursuant to the foregoing indemnity.

12.4	Sampling and Analysis

Determination of quality of Biomass: Sampling

12.4.1	At the Seller’s sole cost the Seller shall (in agreement with the Buyer):

(a)	select an Independent Inspector, and procure that such Independent Inspector shall (wherever reasonably practicable using a mechanical sampler) take a representative sample of the Shipment at the Loading Port during loading (the “Sampling”) in accordance with the Sampling Standard. This sample shall be divided into three (3) equal parts as follows:

(i)	the “Shipment Sample”;

(ii)	the “Umpire Sample”; and

(iii)	the “Buyer’s Sample”; and

(b)	within two (2) days of loading being completed (and in any event prior to the Vessel’s departure from the Loading Port) select an Independent Laboratory to analyse the Biomass to assess compliance with the Fuel Specification using the Testing Standards.

12.4.2	Each of the Shipment Sample, the Umpire Sample and the Buyer’s Sample shall be clearly labelled with their respective names and weights and sealed in airtight containers, and the Parties shall procure that the Umpire Sample and the Buyer’s Sample shall be retained by the Independent Laboratory (subject to this Agreement) until the expiry of a period of ninety (90) days after the completion of discharge of the Shipment at the Discharge Port.

12.4.3	The Seller shall procure that:

(a)	the Shipment Sample is sent by the Independent Inspector to the Independent Laboratory as soon as reasonably practicable following completion of Sampling;

(b)	the Buyer’s Sample is sent by the Independent Inspector to the Buyer’s nominated laboratory immediately if called for by the Buyer; and

(c)	the Umpire Sample is sent by the Independent Inspector to the Umpire Laboratory immediately if called for by either Party.

12.4.4	The Buyer shall have the right to:

(a)	be represented at its expense at the Loading Port during loading and Sampling; and

(b)	take its own samples from the Shipment for the purposes of private analysis only.

Determination of quality of Biomass: Testing

12.4.5	The Seller shall procure that the Independent Laboratory performs (as soon as reasonably practicable after completion of Sampling) an analysis against each of the parameters within the Fuel Specification (the “Analysed Characteristics”) in respect of the Shipment Sample in accordance with the Fuel Specification. All percentages referred to in the Fuel Specification refer to percentages by weight.

12.4.6	The Seller shall procure that the Independent Laboratory shall issue to each of the Parties a certificate (the “Seller’s Analysis Certificate”) certifying the results of its analysis of the Analysed Characteristics in respect of the Shipment Sample within five (5) days of Sampling being complete. The Seller’s Analysis Certificate shall be final and binding on the Parties for all purposes save as provided in clauses 12.4.10, 12.4.12, 12.4.15 and in relation to contamination and handleability as set out in clause 13 or in the case of fraud or manifest error.

12.4.7	Upon receipt of the Seller’s Analysis Certificate either Party may, within twenty five (25) days and at both Parties’ joint and equal cost, call for the Umpire Sample to be submitted to the Umpire Laboratory.

12.4.8	The electing Party shall procure that, as soon as reasonably practicable, the Umpire Laboratory shall perform an analysis of the Analysed Characteristics to assess compliance with the Fuel Specification (the “Umpire Tests”) on the Umpire Sample.

12.4.9	On completion of the Umpire Tests, the electing Party shall procure that, as soon as reasonably practicable, the Umpire Laboratory shall issue to each of the Parties a certificate (the “Umpire Certificate”) certifying the results of the Umpire Tests.

12.4.10	If the results of the Umpire Tests set forth in the Umpire Certificate fall outside the Reproducibility Limits of the original analysis as certified in the Seller’s Analysis Certificate, the Umpire Certificate shall be final and binding on the Parties save as provided in clauses 12.4.12, 12.4.15 and in relation to contamination and handleability as set out in clause 13.

12.4.11	In the event that the Seller’s Analysis Certificate (or where relevant the Umpire Certificate) confirms that the values for any of the Analysed Characteristics fall outside the permitted minimum to maximum range for such value as specified in the Fuel Specification, such a Shipment shall be known as being “out of specification” and the Biomass within such Shipment shall be deemed to be “Reject Biomass” and clause 14 shall apply.

12.4.12	For the purpose of calculating the amount of the Final Commercial Invoice in accordance with clause 9.7 or in relation to determining compliance with the Biomass Handleability Requirements, and notwithstanding clauses 12.4.7 to 12.4.11, the Buyer shall appoint, at its own cost, (in agreement with the Seller), the Buyer’s Inspector to carry out sampling, and the Buyer’s Laboratory to carry out analysis of the Shipment at the Discharge Port using the Sampling Standard and Testing Standards.

12.4.13	The Seller shall have the right to:

(a)	be represented at its expense at the Discharge Port during unloading and Sampling; and

(b)	take its own samples from the Shipment for the purposes of private analysis only.

12.4.14	The Buyer shall procure that the Buyer’s Laboratory performs an analysis of the CV NAR in respect of the sample taken under clause 12.4.12 and issues to each of the Parties a certificate (the “Buyer’s Analysis Certificate”) certifying the results of such analysis within ten (10) Business Days of the samples being taken.

12.4.15	For the purpose of determining the CV NAR to be used in the calculation of the Final Commercial Invoice, if there is a discrepancy of 0.5% or less between the Loading Port CV NAR and Discharge Port CV NAR then the Loading Port CV NAR shall be used for preparing the Final Commercial Invoice. In the event of a discrepancy of more than 0.5%, the arithmetical average of the two shall be used for preparing the Final Commercial Invoice, save for cases of fraud or manifest error in which case the Parties shall investigate and agree actions to be taken.

13	Contamination and Handleability

13.1	The Seller shall ensure that all Shipments shall, when unloaded at the Discharge Port:

13.1.1	be suitable for free grab discharge, and capable of being unloaded, loaded and transported successfully in bulk (whether by road, rail and/or sea);

13.1.2	be substantially free from contamination and extraneous material; and

13.1.3	have a fines level of [*] per cent ([*]%) or less (notwithstanding the Fuel Specification),

together the “Biomass Handleability Requirements”.

13.2	In the event that the Buyer, acting as a Reasonable and Prudent Operator, determines that any Shipment does not meet the Biomass Handleability Requirements then, subject to clause 13.3 and 13.5, the Buyer shall, at the Seller’s cost, use its Reasonable Endeavours to make good or remediate the Biomass contained in such Shipment (as the case may be) in order that it shall comply with the Biomass Handleability Requirements.

13.3	In the event that the Buyer, despite using its Reasonable Endeavours, determines that it is not possible or economically viable to make good or remediate the Biomass, then the Biomass contained within such Shipment shall be deemed to be “Reject Biomass” and clause 14 shall apply.

13.4	The Seller shall not be responsible for or liable under this clause 13 where Biomass does not meet the Biomass Handleability Requirements at the Discharge Port due to the action or inaction of the Vessel’s master or other third parties having control over the Vessel’s cargo or the condition of the Vessel, including contamination of any kind of the Vessel after inspection at the Loading Port and moisture or water contamination due to failure of Vessel equipment or operator error.

13.5	The Seller shall indemnify the Buyer in respect of all Direct Losses incurred by the Buyer resulting from the Shipment not complying with the Biomass Handleability Requirements, including, but not limited to, any costs incurred by the Buyer in accordance with clause 13.2 and any costs incurred by the Buyer to repair any damage caused to plant and/or equipment at the Loading Port, Discharge Port or to the Vessel during the loading, transport, discharge and handling of the Shipment. The Seller shall pay, on or before the expiry of ten (10) Business Days following the Buyer’s written request for payment, any amounts due pursuant to the foregoing indemnity.

14	Rejection and Suspension

14.1	The Buyer may reject any Shipment if it contains Reject Biomass.

14.2	If the Buyer is permitted to reject any Shipment pursuant to clause 14.1 it shall deliver a Rejection Notice to the Seller to that effect no later than five (5) Business Days after the Buyer becomes aware of the grounds giving rise to the entitlement to reject the relevant Biomass under this Agreement (such grounds not to include the results of any Pre-Shipment Samples described in clause 11.3) and shall set these grounds out in the Rejection Notice. Unless otherwise agreed the Rejection Notice shall take effect immediately upon delivery to the Seller.

14.3	Upon a Rejection Notice becoming effective then (without prejudice to the Buyer’s right to reject a Shipment) the Buyer shall enter into good faith negotiations with the Seller in respect of the same, including regarding on what terms (if any) the Buyer is prepared to retrospectively withdraw the Rejection Notice and acting as a Reasonable and Prudent Operator make a concession in respect of the Reject Biomass (including, if applicable, an appropriate reduction in the price of the Reject Biomass). The Buyer shall not be obliged to agree to any concession and any concession granted by the Buyer shall only apply to the Reject Biomass and shall not be construed as an amendment to the Fuel Specification or Biomass Handleability Requirements or a waiver by the Buyer of any of its rights under this Agreement in respect of any other supply of Biomass that does not meet the Fuel Specification or Biomass Handleability Requirements. References in this Agreement to “Fuel Specification” or “Biomass Handleability Requirements” in respect of any Reject Biomass that has been accepted by the Buyer under this clause 14.3 shall be deemed to be a reference to the actual specification of the Reject Biomass so accepted.

14.4	Where the Rejection Notice has become effective, and where the Buyer has not withdrawn the Rejection Notice in accordance with clause 14.3:

14.4.1	risk and/or title to all Reject Biomass, if already passed to Buyer, shall revert to the Seller irrespective of the location of the Reject Biomass;

14.4.2	where necessary removal and/or disposal of Reject Biomass, and any reasonably and properly incurred associated shipping or transportation costs shall be for the Seller’s account, save where the Seller notifies the Buyer that it will collect the Reject Biomass, in which case the Seller shall do so within fifteen (15) days of the effective date of the Rejection Notice;

14.4.3	no invoice shall be raised by the Seller for such Reject Biomass or any invoice raised prior to such rejection shall be cancelled and to the extent any payment has already been paid, such payment shall be refunded;

14.4.4	the Seller shall reimburse the Buyer for any throughput, unloading, handling, storage, removal, disposal, shipping or transportation costs for the Reject Biomass, until the Biomass is removed or disposed of;

14.4.5	the Buyer may in its entire discretion notify the Seller that:

(a)	clause 6.1 shall apply save that references to Seller’s Shortfall Quantity shall be deemed to refer to the Reject Biomass; or

(b)	it requires the rejected Shipment to be made up, in which case the Seller shall within a reasonable time period agreed upon by the Parties deliver a volume of Biomass equivalent to the Reject Biomass to the Loading Port (or such other point of delivery as may be agreed).

14.5	Where the Buyer is entitled to issue a Rejection Notice, the Buyer may suspend any further delivery of the Biomass by serving a Suspension Notice on the Seller to that effect no later than five (5) Business Days after the Buyer becomes aware of the grounds giving rise to the entitlement to reject the relevant Biomass under this Agreement. The Suspension Notice shall take effect immediately upon delivery to the Seller and continue until such time as the Seller has provided the Buyer (acting reasonably) with satisfactory evidence of its capacity to resume deliveries of Biomass that meet the requirements of this Agreement at which time such suspension of delivery will end and the obligations of the Parties under Section 12 will resume. If the Seller is not able to provide such evidence and resume deliveries within [*] months of the Suspension Notice being served this shall be a deemed Event of Default for the purposes of clause 20.2.4. For the avoidance of doubt, in the event the Buyer issues a Suspension Notice then the Seller is entitled to sell the volume of Biomass that is not delivered due to the suspension to any third party.

14.6	Notwithstanding anything to the contrary in this Agreement, if the Buyer has issued a Suspension Notice, the Buyer may in its entire discretion notify the Seller that:

14.6.1	clause 6.1 shall apply save that references to Seller’s Shortfall Quantity shall be deemed to refer to the tonnage that was due to be delivered but for the suspension and the Annual Quantity will be reduced accordingly; or

14.6.2	it requires the tonnage that was due to be delivered but for the suspension to be delivered once the performance of the Parties’ obligations has resumed, in which case the Seller shall deliver a volume of Biomass equivalent to that not delivered due to the suspension within a reasonable time period agreed upon by the Parties;

and the Seller is required to perform any other obligations not performed during the suspension.

14.7	Without prejudice to any other provisions of this Agreement, if the Buyer issues a valid Suspension Notice on more than [*] occasions during the Term, the Seller shall be deemed to have committed an unremedied Event of Default for the purposes of clause 20.2.4.

14.8	Any dispute between the Parties in relation to Buyer’s rejection or suspension of a Shipment that cannot be resolved by the Parties within ten (10) Business Days may be referred by either Party to an Expert for determination in accordance with clause 22.

15	Shipping conditions

15.1	Nominations

15.1.1	Not less than six (6) months prior to the anticipated arrival of each Vessel at the Loading Port, the Seller shall notify the Buyer of:

(a)	any changes to the Port Requirements, such changes to be subject to the agreement of the Buyer, such agreement not to be unreasonably withheld; and

(b)	any changes to the Loading Port restrictions and maximum dimensions of vessels permitted to load Biomass at the Loading Port, including maximum length, beam, draught and air draught limits.

15.1.2	Not less than thirty (30) days prior to the start of the original Laycan specified in the Delivery Schedule for the Biomass to be loaded at the Loading Port the Seller shall confirm to the Buyer [*] when the Biomass will be available at the Loading Port in order to allow the Buyer to fix an appropriate Vessel to lift the Biomass. [*].

15.1.3	Not less than [*] days prior to the start of the Laycan [*] the Buyer shall notify the Seller of the following details in writing and shall confirm a [*] day arrival Laycan, to start within the Laycan [*]:

(a)	the name (or designation number) of the Vessel (such Vessel to meet the Vessel Requirements) that the Buyer nominates to use for a Shipment and the age, flag, class, dimensional characteristics including deadweight tonnage, beam, length overall, number and size of cargo holds and hatches, if part cargo, spaces available for loading Biomass, anticipated cargo lift +/- 10% and draught of such Vessel provided that the maximum dimensions of the Vessel shall not exceed the maximum vessel dimensions set out in the Port Requirements;

(b)	the estimated time and date of arrival of the Vessel at the Loading Port; and

(c)	the Demurrage and Despatch rates of the Vessel.

15.1.4	The Buyer may substitute the Vessel notified under clause 15.1.3 with another Vessel provided:

(a)	it notifies the Seller in writing not less than three (3) days prior to the arrival of the Vessel at the Loading Port of the details set out in clause 15.1.3 in relation to the substitute Vessel; and

(b)	the estimated time and date of arrival of the substitute Vessel at the Loading Port falls within the Laycan notified under clause 15.1.3 and is no earlier than the estimated time and date of arrival of the original Vessel; and

(c)	the Vessel complies with the Vessel Requirements.

15.1.5	The Buyer shall notify the Seller of the estimated time and date of arrival of the Vessel at the Loading Port not later than at the following intervals prior to the expected time of arrival of the Vessel:

(a)	seventy-two (72) hours;

(b)	forty eight (48) hours; and

(c)	twenty four (24) hours.

15.1.6	The Buyer undertakes that beginning on the Delivery Year 1 Start Date until the expiration of the Term to ensure that the Vessel maintains insurance as is required under applicable Law and pursuant to the Port Requirements. The Buyer shall, upon the reasonable written request of the Seller from time to time, provide the Seller with copies of the Buyer’s insurance policies covering the Vessels for review.

15.2	Loading

15.2.1	All costs and risk incurred in connection with loading a Shipment at the Loading Port shall be for the account of the Seller, including but not limited to any taxes or dues imposed on the Biomass. The Buyer shall bear all costs customarily incurred by the Vessel at the Loading Port, including but not limited to any taxes or dues imposed on the Vessel.

15.2.2	The Seller shall secure at the Loading Port on or before the Vessel’s arrival:

(a)	one safe port, one safe berth, always afloat, always accessible; and

(b)	storage facilities as set out in the Commercial Terms.

15.2.3	The Seller shall load the Vessel at the Loading Port in compliance with the IMO Code of Safe Practice and all applicable Laws from time to time issued and amended by any relevant governmental or other statutory body or authority.

15.2.4	The Seller shall procure that any agent, inspector or cargo surveyor appointed by the Buyer to act on behalf of the Buyer at the Loading Port shall be granted such reasonable access to facilities, information and documentation as they may request, subject to complying with any applicable safety restrictions and not delaying or hindering loading operations in any way.

15.2.5	The Seller shall ensure that all loading and trimming operations are carried out and completed to the master of the Vessel’s satisfaction in accordance with spout trimming methods.

15.2.6	The Seller shall ensure that any and all claims for property or other damage, loss or costs incurred by the stevedores or the Loading Port authorities in connection with loading a Shipment at the Loading Port and caused by the master or crew of the Vessel shall be brought by the Seller and/or the stevedores and/or such Loading Port authorities directly against the Vessel Interests and no claims in this regard shall be brought against the Buyer by any party. The Seller will ensure that such claims are notified to the master of the Vessel, if any, in writing within a reasonable time, and at the latest before departure from the Loading Port. The Buyer agrees to provide reasonable assistance to ensure an equitable and timely settlement to any such dispute is reached.

15.2.7	All claims for damages to the Vessel occurring during loading or through improper or negligent stowage of the Biomass shall be settled directly between the Seller and/or stevedores and/or such Loading Port authorities and Vessel Interests, without recourse against the Buyer or its agents. The Buyer will ensure that the master of the Vessel notifies the Loading Port authorities of damage, if any, in writing within a reasonable time, and at the latest before departure from the Loading Port. The Buyer agrees to provide reasonable assistance to ensure an equitable and timely settlement to any such dispute is reached. In the event that the damage affects the seaworthiness of the Vessel, laytime and time, if any, on Demurrage, will continue to count

15.2.8	All claims or additional costs associated with delays to loading caused by the condition of the Vessel at arrival at the Loading Port shall be for the account of the Buyer.

15.3	Laytime

15.3.1	Upon arrival at the Loading Port, the Buyer shall cause the Notice of Readiness (“NOR”) to be tendered by the master of the Vessel any time day or night (Saturdays, Sundays and Holidays included, excluding Super Holidays) at the berth. With time to count from the next Labour Period, being one of 07:00 am, 14:00 pm or 24:00 pm, or if earlier, from the actual commencement of loading at the Loading Port, in which case actual time shall be used to count. In the event that the berth is occupied, the NOR can be tendered at the customary anchorage whether the Vessel is i) in berth or not, ii) in the port or not iii) in Free Pratique or not or iv) customs cleared or not, provided the Vessel is ready in all respects to commence loading. Time will count from the next Labour Period and shifting from anchorage to berth will not count with Laytime. For the avoidance of doubt if the Vessel is then found to not be clean after NOR tendered, following the hold inspection or the Vessel does not clear customs, free patique or is not otherwise ready in all respects to commence loading, then time shall not count until such time that the Vessel is ready in all respects to commence loading.

15.3.2	Intentionally Omitted.

15.3.3	Laytime and/or Demurrage shall cease on completion of loading of the Shipment to the master of the Vessel’s satisfaction.

15.3.4	Laytime allowed for loading shall be the Shipment weight as determined in accordance with clause 10.1 divided by the Loading Rate set out in section 16 or (in the absence of such rate) as specified in the Port Requirements for the relevant Loading Port.

15.3.5	The following shifting time, stoppages and/or interruptions to loading shall not count as laytime unless the Vessel is already on Demurrage in which case time will count:

(a)	any time lost due to the breakdown, inefficiency, repairs or any other inability of, or cause attributable to the Vessel, her master, her crew or owners which affects the berthing and loading of the Vessel;

(b)	any time lost due to the Buyer (or the owner or operator or charterer of the Vessel) preventing, impeding or prohibiting loading;

(c)	any governmental authority or port authority preventing, impeding or prohibiting loading;

(d)	any time lost due to any labour dispute, strike, go slow, work to rule, lock out, stoppage or restraint of labour involving the master, officers or crew of the Vessel;

(e)	any time lost due to non-compliance with statutory and class requirements for the Vessel;

(f)	for delays in loading the Biomass due to the Vessel not complying with stevedoring regulations (provided the Buyer has been notified of such regulation in advance) relevant to the operation of the Loading Port;

(g)	in the event of weather conditions which, in the reasonable opinion of either the Loading Port or the master, make loading unsafe and where the Loading Port has to cease loading, whether the Vessel is in berth or not or in port or not;

(h)	any time lost if loading is interrupted by the Vessel in order to conduct business on behalf of the owner (such as taking draught surveys);

(i)	during Super Holidays;

(j)	any time lost due to Force Majeure;

(k)	where the Seller’s hold inspection finds that the hold is not clean, the time between completion of the Seller’s hold inspection and the hold being made clean; and

(l)	where the NOR has been tendered other than at the berth in accordance with Schedule 4, any time lost due to the transit of the Vessel from the customary anchorage to the berth at the Discharge Port.

15.3.6	If the Seller fails (in whole or in part) to deliver a Shipment, or delivers a Shipment that the Independent Inspector, Buyer’s agent or master reasonably determines is likely to not comply with the Fuel Specification such that loading has to be stopped, the laytime exceptions at clause 15.3.5 above will not apply at the Loading Port at any time during the loading of the Shipment to inhibit laytime running and any consequent liability of the Seller to pay Demurrage.

15.3.7	Where the Vessel is alongside the Loading Port berth and is ready to load the Shipment the Seller shall be liable for any costs or expenses incurred by the Buyer as a result of any delays due to:

(a)	the unavailability of the Biomass;

(b)	the Independent Inspector, Buyer’s agent or master reasonably determining that the Biomass is likely to not comply with the Fuel Specification or unsafe to handle such that loading has to be stopped; or

(c)	breakdown and/or inefficiency of the Loading Port, including but not limited to, the operation of the Loading Port, Loading Port cranes, stevedores or other loading equipment, which delays the loading of the Shipment;

and in such event laytime will continue to run, and Demurrage will accrue, provided that this clause shall not operate to provide a double recovery for the Buyer in addition to its rights elsewhere in this Agreement.

15.3.8	The Seller shall pay Demurrage to the Buyer for all excess time at the rate per day pro rata notified in accordance with clause 15.1.3(c), provided that the Buyer gives notice of its claim in writing to the Seller, with such relevant supporting documentation as is available, within thirty (30) days after completion of loading. The Seller shall pay any undisputed Demurrage no later than five (5) Business Days following the Seller’s receipt of such notice.

15.3.9	The Buyer shall pay Despatch to the Seller for all time saved at the rate per day notified in accordance with paragraph 15.1.3(c), provided that the Seller gives notice of its claim in writing to the Buyer, with such relevant supporting documentation as is available, within sixty (60) days after completion of loading of a Shipment. The Buyer shall pay any undisputed Despatch no later than five (5) Business Days following the Buyer’s receipt of such notice.

15.3.10	The Seller shall pay to the Buyer any detention charges validly and properly incurred by the Buyer under its charterparty in relation to any failure to load or delay in loading the Vessel (and time shall continue to count until such time as the Seller has loaded and spout trimmed the Vessel to the master’s satisfaction and removed all loading equipment such that the Vessel is free to sail), provided that the Buyer gives notice of its claim in writing to the Seller, with such relevant supporting documentation as is available, within thirty (30) Business Days after completion of loading. The Seller shall pay any undisputed detention no later than five (5) Business Days following the Seller’s receipt of such notice.

16	Sustainability

16.1	Seller’s Acknowledgments

16.1.1	The Seller acknowledges and agrees that it has read and fully understood the Sustainability Policy and undertakes throughout the Term of this Agreement that it shall conduct its production, procurement and/or processing (as applicable) of Biomass to be sold under this Agreement in compliance with the Sustainability Requirements.

16.2	Amendments to the Sustainability Policy

16.2.1	If, after the Agreement Date the Buyer wishes to update the Sustainability Policy, other than to the extent required by any Law relating to the sustainability of the supply of Biomass, the Parties shall consult regarding any changes that may be required to the Seller’s production, procurement and/or processing of Biomass in order to agree upon such changes and resulting costs. The Seller shall, where it is agreed that such changes are reasonably required, alter its production, procurement and/or processing of Biomass as agreed, and shall, acting as a Reasonable and Prudent Operator, mitigate any costs associated with this. The Buyer shall pay any reasonable and demonstrable costs incurred by the Seller in order to comply with the agreed changes. Any dispute concerning the costs to be incurred by the Seller in accordance with this clause 16.2.1 may be referred by either Party to an Expert for determination in accordance with clause 22.

16.2.2	If, after the Agreement Date a Change of Law requires a change to the Sustainability Requirements so that the Buyer can continue to be eligible for support for electricity generation from biomass at [*] under the Renewables Obligation Order or become eligible for support under any replacement or new incentive scheme for the support of electricity generation from renewable energy sources including biomass:

(a)	the Buyer shall promptly notify the Seller of the relevant change to the Sustainability Requirements;

(b)	the Parties shall collaborate to minimize the impact of potential new legislation;

(c)	the Seller shall use Reasonable Endeavours to alter its production, procurement and/or processing of Biomass as required by such Change of Law, and the Buyer and the Seller shall equally share any demonstrated additional costs incurred by the Seller under this sub-clause (which shall be assessed on a per Tonne basis by comparing such demonstrated additional costs to the remaining volume of Biomass to be delivered under this Agreement) up to a combined cap of five Canadian Dollars (CAD$5) per Tonne (ie two Canadian Dollars and fifty cents (CAD$2.50) borne by each Party) of Biomass which remains to be delivered under this Agreement on the date of such Change of Law. Where such additional costs are in excess of five Canadian Dollars (CAD$5) per Tonne of biomass, either Party may elect to either:

(i)	pay solely itself any additional costs in excess of five Canadian Dollars (CAD$5) per Tonne in order to ensure continuation of this Agreement and the contribution of the non-electing Party shall be no greater than two Canadian Dollars and fifty cents (CAD$2.50) per Tonne; or

(ii)	terminate this Agreement at any time thereafter with immediate effect by written notice to the other Party, at which point the Parties shall have no further obligations between them save those previously accrued or expressed in this Agreement to survive termination and no Termination Payment shall be payable. For the avoidance of doubt, a Party shall not be entitled to terminate under this clause where the other Party has elected to pay all of the additional costs of the Seller in excess of five Canadian Dollar (CAD$5) per Tonne under clause 16.2.2(c)(i); and

(d)	for the avoidance of doubt, the costs sharing referred to in this clause shall be exclusive of and in addition to any adjustments pursuant to section 9.

16.2.3	The Parties agree that any [*] shall have no effect on this Agreement.

16.2.4	The Parties acknowledge and agree that, for the avoidance of doubt:

(a)	[*]; and

(b)	if any such [*] results in increased costs for the Seller, clause 16.2.2 shall apply to such increased costs.

16.3	Data Returns

16.3.1	The Seller confirms that, prior to the Agreement Date, the Seller has completed and returned to the Buyer a Sustainability Data Return in respect of the Biomass.

16.3.2	The Seller shall provide written confirmation at the beginning of each twelve (12) month anniversary of the Agreement Date that the information provided in accordance with clause 16.3.1 continues to be true, accurate and complete (“Data Return Confirmation”).

16.3.3	The submission by the Seller of information required pursuant to clauses 16.3.1, 16.3.2 or 16.3.4 shall be deemed to be a representation and warranty to the Buyer on each occasion that such submission is made, and in relation to every delivery of Biomass, that the information provided by the Seller pursuant to clauses 16.3.1, 16.3.2 or 16.3.4 is true, accurate and complete.

16.3.4	The Seller shall notify the Buyer as soon as reasonably possible if any information provided by it pursuant to clauses 16.3.1 or 16.3.2 will change, or has changed, together with details of any such change and submission of such notification shall on each occasion be deemed to be a representation and warranty to the Buyer that all information in respect of any such change is true, accurate and complete. As soon as practicable thereafter, the Seller shall duly complete and return to the Buyer a revised Sustainability Data Return reflecting those changes.

16.4	Sustainability Audit

16.4.1	The Seller shall, at the Buyer’s request (on at least fifteen (15) Business Days written notice to the Seller) provide a report, to be in a format provided by the Buyer, which will provide greater details about the Seller’s processes and land-use, to enable the Buyer to review and verify the Seller’s compliance with the Sustainability Policy, provided that the Buyer shall not be entitled to request such a report more than once every six (6) months.

16.4.2	Upon at least fifteen (15) Business Days’ notice in writing to the Seller, the Buyer shall have the right to audit the information (including the sources of such information) provided by the Seller under this clause 16. The Seller shall provide the Buyer or its authorised representative with reasonable access to the Seller’s records relevant to such information, including it requested by the Buyer using Reasonable Endeavours to provide the Buyer or its authorised representative with such access to the records of third parties. The costs of such audit shall be borne by the Buyer. The Buyer may only exercise its rights under this clause 16.4.2 once in each year of this contract, or more frequently if the Buyer identifies a specific concern over sustainability compliance.

16.5	Compliance

16.5.1	The Seller shall, as soon as reasonably possible, notify the Buyer if it determines that it has breached or may breach any of the provisions of this clause 16. The Buyer may also notify the Seller if it determines there has been such a breach by the Seller. The Seller shall have thirty (30) days to remedy any notified breach of this clause 16 or such other period that may be approved by the Buyer.

16.5.2	Following receipt from the Seller or issuance by the Buyer of a notice of non-compliance in accordance with clause 16.5.1 above in respect of a breach of clause 16.1, 16.2.1, 16.2.2, 16.3 or 16.4, and provided that such breach is not remedied within the period specified in clause 16.5.1, the Buyer shall be entitled within five (5) Business Days of such notice to suspend any further deliveries of the Biomass by delivery of a Suspension Notice to the Seller. The Suspension Notice shall take effect immediately upon delivery to the Seller and continue until such time as the Seller has provided the Buyer with satisfactory evidence of its capacity to resume deliveries of Biomass that comply with the provisions of this clause 16. Notwithstanding anything to the contrary in this Agreement, if the Buyer has issued a Suspension Notice, the Buyer may at its option request either that (i) the tonnage that was due to be delivered but for the suspension be delivered once the performance of the Parties’ obligations has resumed, or (ii) all suspended deliveries be treated as failed deliveries, in which case the provisions of clause 6.1.3 will apply save that any reference to Seller’s Shortfall Quantity shall be deemed to refer to the suspended deliveries. For the avoidance of doubt, the Buyer shall be entitled to reject any Shipment that has been delivered to the Loading Port where such supply would, in the reasonable opinion of the Buyer, have been made in breach of the Seller’s obligations under this clause 16 (“Reject Biomass”). If the Buyer wishes to reject any Shipment in accordance with this clause, it shall deliver a Rejection Notice to the Seller no later than five (5) Business Days of receiving notice from the Seller or issuing notice to the Seller of a breach in accordance with clause 16.5.1. The provisions of clause 14 shall apply mutatis mutandis to such rejected Shipments.

16.5.3	The Seller shall indemnify the Buyer in respect of all liabilities, losses, damages, costs, claims, expenses (including legal expenses), demands or proceedings incurred by the Buyer due to a breach of the Seller’s representations and warranties under this clause 16, including, but not limited to, any [*], as a result of the Seller’s breach of representation or warranty. The Seller shall pay, on or before the expiry of ten (10) Business Days following the Buyer’s written request for payment, any amounts due pursuant to the foregoing indemnity.

16.5.4	If a notified breach is not remedied within the relevant cure period specified in clause 16.5.1, such failure shall be deemed an Event of Default for the purposes of clause 20.2.4.

17	Representations and Warranties

17.1	Each Party represents and warrants to the other Party (which representations and warranties are deemed to be repeated by each Party on each occasion that Biomass is delivered and accepted under this Agreement) that:

17.1.1	it has the power (a) to execute this Agreement and any other documentation to which it is a Party, (b) to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver, and (c) to perform its obligations under this Agreement, and has taken all necessary action to authorise that execution, delivery and performance;

17.1.2	all Required Authorisations have been or will be obtained by the time required and, once so obtained, will be maintained in full force and effect and all conditions of any such Required Authorisations will be complied with;

17.1.3	it is not relying upon any representations of the other Party other than those expressly set out in this Agreement;

17.1.4	it has negotiated, entered into and executed this Agreement as principal (and not as agent or in any other capacity, fiduciary or otherwise);

17.1.5	it has entered into this Agreement with a full understanding of the material terms and risks of this Agreement and it is capable of assuming those risks;

17.1.6	the other Party is not acting as a fiduciary or an advisor for it;

17.1.7	all applicable information that is furnished in writing, if any, by or on behalf of it to the other Party and is identified for the purpose of this clause 17 is, as of the date it is furnished to the other Party, true, accurate and complete in every material respect; and

17.1.8	it has, and its employees and sub-contractors have, and will comply with any anti-terrorism, anti-corruption, anti-bribery or anti-money laundering legislation in connection with its performance of, or in connection with services or goods procured for the purposes of this Agreement.

17.2	The Seller represents, warrants and covenants to the Buyer that:

17.2.1	no Shipment shall originate from any country subject to Economic Sanctions for so long as such country is the target of Economic Sanctions;

17.2.2	all information supplied to the Buyer by the Seller in connection with the source from which the Biomass is to be delivered, the quality of the Biomass and the volumes of the Biomass to be delivered is true, accurate and complete in all material respects;

17.2.3	the CSR Policy Statement has been and will be complied with by the Seller, and the Seller shall use Reasonable Endeavours to procure that all persons from whom the Seller has directly or indirectly acquired the Biomass comply with the same;

17.2.4	the Compliance Statement has been and will be complied with by the Seller, and the Seller shall use Reasonable Endeavours to procure that all persons from whom the Seller has directly or indirectly acquired the Biomass comply with the same;

17.2.5	the HSE Conditions have been and will be complied with by the Seller, and as far as the Seller is or should be reasonably aware, all persons from whom the Seller has directly or indirectly acquired the Biomass;

17.2.6	the EU Timber Regulations (995/2010) have been and will be complied with by the Seller, and as far as the Seller is or should be reasonably aware, all persons from whom the Seller has directly or indirectly acquired the Biomass;

17.2.7	the Seller will achieve at its Seller Plants a chain of custody certification that allows the Seller to pass on any FSC, SFI and CSA forest management certification that it has to the Buyer; and

17.2.8	no Biomass will contain a species that is not an Approved Species.

17.3	Save for any warranties expressly provided for in this Agreement, all other warranties, conditions or other terms implied by statute, common law, trade usage or otherwise are excluded to the fullest extent permitted by Law.

18	Change of Law

18.1	Save as provided for under clause 16.2, if there is, or either Party becomes aware that there will be, a Change of Law on or after the Agreement Date which has or would render this Agreement impossible or unlawful to perform, then upon the written request of either Party, the Parties shall promptly meet to discuss and, acting in good faith, agree upon any amendments that may be required to the terms of this Agreement in order to maintain, so far as is practicable, the overall balance of risks, rights, rewards and obligations between the Parties that existed prior to such change. The Parties expressly agree that the purpose of any such amendments is solely to enable the mechanics of this Agreement to be changed so that they effectively integrate with any such change. Any new costs, expenses or risks that arise owing to such change and not of a type provided for in this Agreement are not intended to be allocated from one Party to the other by virtue of this clause.

18.2	If the Parties are unable to reach an agreement on any such necessary amendments within sixty (60) days of the initial request, then the non-affected Party may terminate this Agreement upon one (1) month’s written notice to the other Party and no payment shall be due on termination.

18.3	Without prejudice to clauses 18.1 and 18.2, neither Party shall be liable to the other Party for a failure to perform any obligation under this Agreement which becomes prohibited or impossible to perform by reason of a Change of Law.

19	Confidentiality

19.1	The Parties shall treat the terms of this Agreement and all information provided under or in connection with this Agreement (“Confidential Information”) as confidential, and shall safeguard the other’s Confidential Information accordingly and shall not disclose Confidential Information without the prior written consent of the other Party, save that consent will not be required for disclosure:

(a)	to the extent that the Confidential Information is in or lawfully comes into the public domain other than by breach of this clause 19;

(b)	to the extent that the Confidential Information is independently developed without access to the other Party’s Confidential Information;

(c)	to the extent required by any: applicable Laws; judicial process; Competent Authority; or rules and regulations governing any exchange, clearing house, rating agency or issue of securities;

(d)	to Affiliates or to directors, employees or Persons professionally engaged by a Party or its Affiliates;

(e)	to any insurance broker, proposed or actual insurer or loss adjuster, in connection with any insurance taken out or to be taken out by the disclosing Party or any of its Affiliates; or

(f)	to any intended assignee of the rights and interests of a Party under this Agreement or to a Person intending to acquire an interest in a Party or its Affiliate or their professional advisers;

provided that, in the cases of sub-clauses (c), (d), (e) and (f) above, the disclosing Party shall:

(a)	if possible provide the other Party with prompt prior written notice of such disclosure or otherwise with notice immediately after such disclosure, setting out the disclosing Party’s reasons for disclosing the Confidential Information;

(b)	disclose only that portion of the Confidential Information which is legally required to be disclosed and take all measures as may be reasonable to minimise the scope of the Confidential Information to be disclosed; and

(c)	ensure the relevant party receiving the Confidential Information is required by the disclosing Party to treat the Confidential Information as confidential on terms substantially the same as those set out in this clause 19.

19.2	Neither Party shall issue a press release that includes wording discussing this Agreement or the relationship between the Parties without obtaining the approval of the other Party to the wording used, such approval not to be unreasonably withheld or delayed.

20	Termination

20.1	If, at any time, an Event of Default has occurred with respect to a Party (the “Defaulting Party”), the other Party (the “Non-Defaulting Party”) may terminate this Agreement by written notice to the Defaulting Party on or at any time after the occurrence of such Event of Default (such date being the “Early Termination Date”).

20.2	“Event of Default” means the occurrence at any time with respect to the Defaulting Party of any of the following events:

20.2.1	any representation or warranty made in this Agreement, or expressly stated in this Agreement as being deemed to have been made by the Party proves to have been materially false or misleading at the time it was made or was deemed to have been made and, in respect of those representations and warranties where cure periods are provided for, has not been remedied in the relevant cure period;

20.2.2	the Party fails to pay any amount or amounts in aggregate in excess of the sum of [*] Canadian Dollars (CAD $[*]) when due under this Agreement, and that failure is not remedied on or before the fifteenth (15th) Business Day after the Non-Defaulting Party gives the Party notice of that failure;

20.2.3	the Party:

(a)	fails to perform a material obligation under this Agreement (other than an obligation referred to at clause 20.2.2) at any time and such failure is not remedied within fifteen (15) Business Days of the Non-Defaulting Party giving the Defaulting Party notice of that failure; or

(b)	persistently and/or repeatedly fails to perform any obligation under this Agreement which is not a material obligation, provided that (i) the non-defaulting Party has notified the defaulting Party of such breaches, (ii) the matter has been referred to an Initial Meeting in accordance with clause 35.2 and 35.4, (iii) if the matter was not resolved at the Initial Meeting, it has been referred to a Manager Meeting in accordance with clause 35.3. and 35.4, and (iv) the matter has not been resolved at the Manager Meeting;

20.2.4	any event that is expressly stated to be an Event of Default for the purposes of this clause. There shall be no additional cure period for any such event;

20.2.5	the Party:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, that proceeding or petition (i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (ii) is not withdrawn, dismissed, discharged, stayed or restrained in each case within thirty (30) days of the institution or presentation of that proceeding or petition;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)	seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;

(g)	has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and that secured party maintains possession, or that process is not withdrawn, dismissed, discharged, stayed or restrained, in each case within thirty (30) days of that event;

(h)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in sub-clauses (a) to (g) (inclusive); or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts referred to in this clause 20.2.5.

20.3	From the effective date of a termination notice given in accordance with clause 20.1 (or any other provision of this Agreement), this Agreement shall terminate and the Parties shall have no further obligations between them. Termination under this Agreement shall not affect any rights or obligations which may have accrued prior to termination, including any rights or obligations in respect of antecedent breaches. The rights and obligations of each Party under clauses 8, 16, 17, 19, 20, 21, 22, 31, 35 and 36 shall continue in full force and effect notwithstanding termination of this Agreement.

21	Effects of Termination

21.1	The Parties acknowledge that termination of this Agreement is without prejudice to any pre-existing rights and/or claims that a Party may have under this Agreement as well as any rights and/or claims which arise subsequently but which relate to this Agreement and in particular, but without limitation, termination remains subject inter alia to any mechanisms within this Agreement which operate to recover losses.

21.2	Without prejudice to any other obligations in this Agreement, in the event that the Non-Defaulting Party elects to terminate this Agreement pursuant to clause 20.1, the Defaulting Party shall [*] the Non-Defaulting Party an amount equal to:

21.2.1	all liabilities, losses, damages, costs, claims, expenses (including legal expenses), demands or proceedings incurred by the Non-Defaulting Party in relation to any agreements to which the Non-Defaulting Party is a party directly related to the performance of this Agreement (including but not limited to, any shipping arrangements, any take or pay obligations under port or haulage agreements and storage costs);

21.2.2	an amount for each Tonne of Biomass which remains to be delivered under this Agreement until the expiry of the Term (the “Remaining Tonnage”) equal to the positive difference where the Non-Defaulting Party is the Buyer and negative difference where the Non Defaulting Party is the Seller, if any, obtained by subtracting the Price for the Remaining Tonnage from the Replacement Price; and

21.2.3	the Non-Defaulting Party’s reasonable legal fees and out-of-pocket expenses incurred with respect to the termination of this Agreement,

and the amount due shall in total, be the “Termination Payment”.

21.3	A Party shall not be required to enter into replacement transactions in order to determine the Termination Payment.

21.4	The Defaulting Party shall pay, on or before the expiry of ten (10) Business Days following the Non-Defaulting Party’s written request for payment, the Termination Payment

22	Expert Determination

22.1	If any matter is referred to an independent expert (the “Expert”) in accordance with this Agreement, the Expert shall be appointed by agreement between the Parties. If the Parties fail to agree upon that appointment within ten (10) Business Days of a Party notifying the other Party of its decision to refer the matter to an Expert, the President of the Law Society of England and Wales may appoint the Expert on the application of either Party, provided that such person is experienced and familiar with the type of international commercial transactions contemplated under this Agreement or any invoice disputes that may arise under this Agreement.

22.2	The Expert shall act as an expert and not as an arbitrator and shall give his or her determination in writing.

22.3	In respect of matters referred to the Expert pursuant to clauses 3, 5.2, 5.3, 6.1.6, 6.2.5 and 10.7, in the absence of fraud or manifest error, the determination of the Expert shall be final, conclusive and binding upon the Parties.

22.4	In respect of matters referred to the Expert pursuant to clauses 14.8 or 16.2.1, if either party is dissatisfied with the Expert’s determination it may refer the matter to arbitration pursuant to clause 35. The determination of the Expert shall bind the Parties until such time as the matter is determined pursuant to such arbitration.

22.5	The Expert shall determine the procedure to be followed by the Expert for the purpose of making a determination provided that the Parties shall use their respective Reasonable Endeavours to ensure that he or she makes his or her determination within twenty (20) Business Days of being appointed.

22.6	Each of the Parties shall bear one half of the costs of the Expert unless the Expert determines otherwise.

22.7	Pending the determination of any dispute in accordance with the terms of this Agreement, the Parties shall continue to the extent possible to perform their obligations under this Agreement.

23	Not used.

24	Novation and Assignment

24.1	Neither Party may novate, assign, transfer, subcontract or otherwise dispose of any rights or obligations under this Agreement to any person without the prior written consent of the other Party (the “Remaining Party”), such consent not to be unreasonably withheld or delayed. No purported assignment without consent shall be effective as against the Remaining Party. It shall be reasonable for the Remaining Party to withhold its consent to a proposed novation or assignment where:

(a)	the novation or assignment would (i) render any right of the Remaining Party under this Agreement unenforceable; or (ii) render the performance of any obligation by either Party under this Agreement illegal; or (iii) cause any tax representation made by the original Parties to each other to be or become untrue or incorrect; or

(b)	the proposed transferee or assignee (as the case may be) would not satisfy the compliance and/or credit policies of the Remaining Party in effect as at the date of the proposed novation or assignment.

24.2	Upon termination of this Agreement by reason of default, the non-defaulting Party may assign all or any part of its interest in any Termination Payment due and payable to it from the defaulting Party without any requirement to obtain the consent of the defaulting Party.

24.3	Notwithstanding the foregoing:

24.3.1	either Party may upon written notice to the other Party grant security over, or assign by way of security, any or all of its rights under this Agreement for the purposes of, or in connection with, the financing (whether in whole or in part) of any of its business; and

24.3.2	the Seller may, subject to obtaining the written consent of the Buyer, in the period prior to Delivery Year 1 Start Date novate, assign or transfer this Agreement to a separate entity that is an Affiliate of the Seller Parent, provided that the Buyer may only withhold its consent if:

(a)	the Seller Parent does not guarantee to the Buyer the obligations of the new entity on the same terms as it has guaranteed the obligations of the Seller in respect of this Agreement;

(b)	the novation, transfer or assignment would (i) render any right of the Remaining Party under this Agreement unenforceable; or (ii) render the performance of any obligation by either Party under this Agreement illegal; or (iii) cause any tax representation made by the original Parties to each other to be or become untrue or incorrect; or

(c)	the proposed transferee or assignee (as the case may be) does not satisfy the compliance and/or credit policies of the Buyer in effect as at the date of the proposed novation or assignment.

25	No Partnership, Agency or Employment

Nothing in this Agreement shall be deemed to constitute either Party acting as the agent or partner of the other Party. No Party shall have any authority to make any commitments on the other Party’s behalf.

26	Set Off

Either Party (the “Relevant Party”) may at any time, without notice to the other Party (the “Other Party”), set off, withhold or deduct any liability of the Other Party to the Relevant Party against any liability of the Relevant Party to the Other Party, whether any such liability is present or future, liquidated or unliquidated, under this Agreement and/or any other agreements entered into between the Parties, irrespective of the currency of its denomination. If the liabilities to be set off are expressed in different currencies, the Relevant Party may, acting in a reasonable manner, convert either liability at a market rate of exchange for the purpose of set-off. Any exercise by the Relevant Party of its rights under this clause shall be without prejudice to any other rights or remedies available to it under this Agreement or otherwise.

27	Variation

No amendment or variation of the terms of this Agreement or any documents entered into or delivered in accordance with its provisions shall be effective unless made or confirmed in writing and signed by the Buyer and the Seller.

28	Waiver

28.1	Neither failure to exercise nor any delay in exercising any right or remedy under this Agreement shall operate as a waiver of it or of any other right or remedy under it. No single or partial exercise of any such right or remedy shall prevent any further or other exercise of it or the exercise of any other right or remedy.

28.2	Any waiver given by a Party must be in writing and expressly stated by an authorised employee of that Party to be a waiver. Such a waiver will only apply to the specific events to which it is stated to relate and not to any other events, whether past or future.

29	Cumulative Rights

29.1	The rights and remedies provided by this Agreement are cumulative and (unless otherwise provided in this Agreement) are not exclusive of any rights or remedies provided by Law or in this Agreement.

30	Force Majeure

30.1	Subject to clause 30.2 and other than in respect of the obligation to make any payment as required by this Agreement and any obligations which have accrued prior to the Force Majeure, a Party shall not be in breach of this Agreement and shall not be liable to the other for any failure to perform an obligation under this Agreement to the extent that, and as long as, the performance of such obligation has been interfered with, hindered, delayed or prevented by Force Majeure.

30.2	The provisions of clause 30.1 shall not apply unless the Party wishing to be relieved from liability under this Agreement (the “Claiming Party”) has:

30.2.1	promptly after becoming aware of the occurrence of the event or circumstance giving rise to the Force Majeure claim notified the other Party (the “Non-Claiming Party”) in writing of the Claiming Party’s intention to claim relief, providing details of the Force Majeure, estimation of its expected duration and the probable impact on the performance of its obligations under this Agreement together with all evidence reasonably required to support the existence of the Force Majeure (the “Force Majeure Notice”);

30.2.2	used without delay Reasonable Endeavours and continues to use Reasonable Endeavours to rectify the event or circumstance giving rise to the Force Majeure claim (to the extent it is able to do so) or otherwise to mitigate the effects of the same, and resume full performance of its obligations under this Agreement;

30.2.3	given and continues to give regular reports to the Non-Claiming Party on the status of the Force Majeure (including the effects thereof) and progress in its efforts to overcome the same; and

30.2.4	as soon as reasonably possible after the end of the Force Majeure, notified the Non-Claiming Party in writing that the Force Majeure has ended.

30.3	If the Force Majeure experienced by the Claiming Party continues for six (6) months commencing on the date of the Force Majeure Notice, the Non-Claiming Party may, at its option, at any time during the continuance of such Force Majeure terminate this Agreement and the Parties shall have no further obligations between them save those previously accrued or expressed in this Agreement to survive termination and no Termination Payment shall be payable. If the Parties have agreed a remedial plan under which the Claiming Party will resolve the Force Majeure event the Non-Claiming Party shall not terminate this Agreement during such period as the Claiming Party is actively and diligently complying with such plan.

30.4	As soon as reasonably possible after provision of the notice in clause 30.2.4 the Claiming Party shall notify the Non-Claiming Party whether it is able to deliver/take (as applicable) any or part of the Biomass affected by the Force Majeure.

30.5	Following receipt of a notice under clause 30.4, the Non-Claiming Party shall notify the Claiming Party whether:

30.5.1	it requires the Claiming Party to increase the volumes of Biomass to be delivered for the remainder of the Delivery Year to the extent such Biomass is available in accordance with clause 30.4; or

30.5.2	it requires the Claiming Party to reduce the Annual Quantity to be delivered by an amount not exceeding the affected quantity of Biomass; or

30.5.3	it, acting reasonably, requires the Claiming Party to perform any other obligations under this Agreement which were not performed during the Force Majeure.

30.6	The Claiming Party shall have a reasonably agreed period from the date of the notice served in accordance with clause 30.5 to perform any obligations which were not performed during the Force Majeure (the “Force Majeure Cure Period”) in accordance with clause 30.5.

31	Limitation of liability

31.1	Subject to clause 31.3, neither Party shall have any liability for any of the following whatsoever or howsoever caused or arising:

31.1.1	loss of profit, loss of use, loss of goodwill or business interruption; or

31.1.2	indirect, consequential or special loss or damage.

31.2	Neither Party excludes or limits liability to the other Party for death or personal injury, for fraud or fraudulent misrepresentation nor where liability cannot be excluded or limited as a matter of Law.

31.3	Nothing in clause 31.1 shall prevent, restrict or limit:

31.3.1	the amount payable under any express indemnity in this Agreement (save as provided for in the definition of Direct Losses);

31.3.2	either Party’s liability to make a payment of liquidated damages specified in this Agreement; or

31.3.3	either Party’s right to enforce any other obligation (including suing for a debt) owed to it under or pursuant to this Agreement.

32	Entire Agreement

32.1	This Agreement and the documents referred to in it, set forth the entire agreement and understanding of the Parties’ obligations and liabilities and supersede any previous agreement between the Parties relating to the subject matter of this Agreement. There are no conditions, warranties, representations or terms, express or implied, in this regard that are binding on either party except as specifically stated in this Agreement.

32.2	Each of the Parties acknowledges and agrees that:

32.2.1	in entering into this Agreement and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any Person (whether Party to this Agreement or not) other than as expressly set out in this Agreement; and

32.2.2	its only remedy in respect of statements, representations, warranties or understandings made or repeated in this Agreement or in relation to this Agreement shall be for breach of contract.

32.3	For the avoidance of doubt, the Quality Data and Sustainability Data Return provided prior to execution of this Agreement shall be deemed to have been provided under this Agreement for the purposes of this clause 32.

33	Severance

33.1	If any provision of this Agreement shall be found by any court or body or authority of competent jurisdiction to be invalid or unenforceable, such provision shall be severed from the remainder of this Agreement which shall remain in full force and effect to the extent permitted by Law.

33.2	If any provision of this Agreement is so found to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted or modified, the provision in question shall apply with such modification as may be necessary to make it valid.

34	Notices

34.1	Any notice required to be given under this Agreement shall be in writing in the English language and delivered personally or sent by facsimile transmission or recorded, special delivery or first class post to the address or facsimile number of the Party who is to receive such notice as set out on the front page of this Agreement or to such other address or facsimile number as may from time to time be specified in writing by the relevant Party as its address for the purpose of this clause 34. The Parties agree that email may be used for day-to-day communications.

34.2	A notice shall be deemed to have been received:

34.2.1	if delivered personally, at the time of delivery;

34.2.2	if sent by prepaid recorded, special delivery or first class post, on the second (2nd) Business Day after the date of posting; and

34.2.3	if sent by facsimile on the date of completed transmission.

34.3	In proving service of notice:

34.3.1	by personal delivery, it shall be necessary only to produce a receipt for the notice signed by or on behalf of the Party due to receive it;

34.3.2	by post, it shall be necessary only to prove that the notice was contained in an envelope which was duly addressed and posted in accordance with this clause 34; and

34.3.3	by facsimile, it shall be necessary only to produce a transmission report from the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the facsimile number of the recipient.

34.4	A notice received or deemed to be received in accordance with this clause 34 on a day which is not a Business Day or after 5.00 pm on any Business Day shall be deemed to be received at 9.00 am on the next Business Day.

34.5	Each Party undertakes to notify the other Party in accordance with this clause 34 if the address or facsimile number specified on the front page of this Agreement is no longer an appropriate address for the service of notices.

35	Dispute Resolution

35.1	Any dispute between the Parties in connection with this Agreement (other than a dispute referable to an Expert in accordance with clause 22) shall be referred in the first instance to the dispute resolution procedure as provided in this clause 35, and thereafter may be settled by international arbitration in New York under the Rules of Arbitration of the International Chamber of Commerce.

35.2	In the first instance the respective contract manager for each of the Parties shall arrange to meet as soon as reasonably practicable solely in order to resolve the matter in dispute. Such meeting(s) shall be minuted and shall be chaired by the Party calling for the meeting (the “Initial Meeting”).

35.3	If the Initial Meeting does not resolve the matter in question within five (5) Business Days of the date of that meeting being called, each of the Parties will escalate the matter to their respective senior managers, who shall arrange to meet as soon as reasonably practicable solely in order to resolve the matter in dispute. Such meeting(s) shall be minuted and shall be chaired by the Party calling for the meeting (the “Manager Meeting”).

35.4	The Initial Meeting and the Manager Meeting(s) shall be conducted in such manner and at such venue (including a meeting conducted over the telephone) as to promote a consensual resolution of the dispute in question to the mutual satisfaction of the Parties.

35.5	Subject to clause 35.6, neither Party may commence proceedings (or the equivalent by initiating International Arbitration in New York) prior to the later to occur of:

35.5.1	the completion of the procedures referred to in clauses 35.2 and 35.3; and

35.5.2	the expiry of four (4) weeks from the date of the first contact referred to in clause 35.2 above.

35.6	This clause 35 is without prejudice to either Party’s right to seek interim relief against the other Party (such as an injunction) through the English courts to protect its rights and interests, or to enforce the obligations of the other Party.

35.7	During any dispute, including a dispute as to the validity of any aspect of this Agreement, it is agreed between the Parties that they shall continue to comply with and perform the provisions of this Agreement.

36	Governing Law and Jurisdiction

36.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of England.

36.2	In relation to any proceedings (save in respect of proceedings relating to interim relief), each Party irrevocably agrees that all disputes and claims shall be settled by international arbitration in New York.

36.3	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce, which Rules are deemed to be incorporated by reference into this clause:

36.3.1	the number of arbitrators shall be three in the case of any dispute with a value greater than CAD$10,000,000 and shall be one in the case of all other disputes;

36.3.2	the Parties agree that where there are to be three arbitrators, one shall be appointed by the Buyer, one shall be appointed by the Seller and one shall be appointed by the International Court of Arbitration of the International Chamber of Commerce, and the Parties agree that where there is to be one arbitrator he shall be appointed by the International Court of Arbitration of the International Chamber of Commerce;

36.3.3	the arbitrators shall be qualified as a barrister, judge or retired judge and therefore have the requisite knowledge of English law;

36.3.4	the seat, or legal place, of arbitration shall be New York;

36.3.5	the language to be used in the arbitral proceedings shall be English;

36.3.6	the Parties undertake to keep confidential all awards in any arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain - save and to the extent that disclosure may be required of a Party by legal duty, to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority; and

36.3.7	by agreeing to arbitration in accordance with this clause, the Parties do not intend to deprive any competent court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings or the enforcement of any award. Any interim or provisional relief ordered by any competent court may subsequently be vacated, continued or modified by the arbitral tribunal on the application of either Party.

37	Service of Process

37.1	In respect of any proceedings for interim relief only in accordance with clause 35.6, the Seller irrevocably appoints the agent specified in section 20 as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement.

37.2	The Seller agrees that failure by a process agent to notify the Seller of the process will not invalidate the interim relief proceedings concerned.

38	Rights of Third Parties

This Agreement does not create, confer or purport to confer any benefit or right enforceable by any Person not a Party to it and all third party rights implied by Law are, to the extent permissible by Law, excluded from this Agreement except that a Person who is a permitted successor to or assignee of the rights of a Party to this Agreement is deemed to be a Party to this Agreement.

39	Counterparts

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same document and any Party may execute this Agreement by signing any one or more of such counterparts.

Schedule 4

Loading Port Specifications and Requirements

Schedule 5

Sustainability Data Return

Schedule 6

Seller Plant Development Schedule

Schedule 7

Compliance Statement

Schedule 8

CSR Policy Statement

Schedule 9

HSE Conditions

Schedule 10

Sample Price Calculation